UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the quarter ended December 31, 2002

WIPRO LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India
+91-80-844-0011

(Address of principal executive offices)

     Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F   ☒      Form 40-F   ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g- 3-2(b) under the Securities Exchange Act of 1934.

     Yes   ☐      No   ☒

     If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g-3-2(b)

     Not Applicable

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS
Forward-Looking Statements May Prove Inaccurate
CONSOLIDATED BALANCE SHEETS
WIPRO LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (in thousands, except share data)
WIPRO LIMITED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (in thousands, except share data)
WIPRO LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands, except share data)
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
1. Overview
2. Significant Accounting Policies
3. Acquisitions
4. Discontinued Operations
5. Cash and Cash Equivalents
6. Accounts Receivable
7. Inventories
8. Other Assets
9. Investment Securities
10. Property, Plant and Equipment
11. Goodwill and Intangible Assets
12. Other Current Liabilities
13. Operating leases
14. Investments in Affiliates
15. Financial Instruments and Concentration of Risk
16. Borrowings from Banks
17. Long-term Debt
18. Equity Shares and Dividends
19. Retained Earnings
20. Other Income, Net
21. Shipping and Handling Costs
22. Income Taxes
23. Employee Stock Incentive Plans
24. Earnings Per Share
25. Employee Benefit Plans
26. Related Party Transactions
27. Commitments and Contingencies
28. Segment Information
29. Fair Value of Financial Instruments
Item2. Management’s Discussion and Analysis of Financial Conditions and Results of Operations.
RISK FACTORS
Item 4.
PART II – OTHER INFORMATION
Item 1. Legal proceedings
Item 2. Changes in Securities and Use of Proceeds
Item 3. Default upon senior securities
Item 4. Submission of matters to a vote of security holders.
Item 5: Other Information
Item 6: Exhibits and reports
SIGNATURES
Chief Executive Officer Certification
Chief Financial Officer Certification
EXHIBIT INDEX
EXHIBIT 19.1
EXHIBIT 99.1

CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

     Unless the context otherwise requires, references herein to “The Company” or to “Wipro” are to Wipro Limited, a limited liability company organized under the laws of the Republic of India. References to “U.S.” or “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. “Wipro” is a registered trademark of the company in India and the United States. All other trademarks or tradenames used in this Quarterly Report on Form 6-K (“Quarterly Report”) are the property of their respective owners.

     In this Quarterly Report, references to “$” or “dollars” or “U.S. Dollars” are to the legal currency of the United States, references to “£” or Pound Sterling are to the legal currency of United Kingdom and references to “Rs.” or “Rupees” or “Indian Rupees” are to the legal currency of India. The Company’s financial statements are prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) and presented in Indian Rupees. The financial information is translated into U.S. Dollars for the convenience of the reader. Except as otherwise specified, financial information is presented in rupees. References to a particular “fiscal” year are to the Company’s fiscal year ended March 31 of such year.

     Unless otherwise specified herein, financial information has been converted into dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank (the “Noon Buying Rate”) as of December 31, 2002, which was Rs. 48.00 per $1. For the convenience of the reader, this Quarterly Report contains translations of certain Indian rupee amounts into U.S. Dollars which should not be construed as a representation that such Indian Rupee or U.S. Dollar amounts referred to herein could have been, or could be, converted to U.S. Dollars or Indian Rupees, as the case may be, at any particular rate, or at all. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

Forward-Looking Statements May Prove Inaccurate

     In addition to historical information, this quarterly report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such differences include but are not limited to, those discussed in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Risk Factors” and elsewhere in this report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date hereof. In addition, readers should carefully review the other information in this quarterly report and in the company’s periodic reports and other documents filed with the Securities and Exchange Commission (“SEC”) from time to time.

WIPRO LIMITED
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of December 31,					As of March 31,

	2001		2002		2002	2002

					Convenience translation into US$
	(unaudited)		(unaudited)		(unaudited)

ASSETS
Current assets:
Cash and cash equivalents (Note 5)	Rs.	7,519,850	Rs.	13,794,103	$287,377	Rs.	7,377,200
Accounts receivable, net of allowances (Note 6)		5,069,243		6,863,680	142,993		5,980,903
Costs and earnings in excess of billings on contracts in progress		900,145		1,235,186	25,733		1,009,795
Inventories (Note 7)		1,461,623		1,463,127	30,482		1,402,146
Investment securities (Note 9)		4,728,553		529,841	11,038		5,043,334
Deferred income taxes (Note 22)		147,962		164,332	3,424		179,088
Property, plant and equipment held for sale (Note 4)		—		34,186	712		—
Other current assets (Note 8)		2,420,539		2,096,457	43,676		3,481,308

Total current assets		22,247,915		26,180,912	545,436		24,473,774
Investment securities (Note 9)		357,289		—	—		450,833
Property, plant and equipment, net (Note 10)		6,291,373		6,825,451	142,197		6,261,857
Investments in affiliates (Note 14)		854,659		630,689	13,139		898,319
Deferred income taxes (Note 22)		136,909		323,435	6,738		265,149
Intangible assets, net (Note 3,11)		300		390,213	8,129		250
Goodwill (Note 3, 11)		699,548		4,069,222	84,775		656,240
Purchase price pending allocation (Note 3)		—		1,038,222	21,630		—
Other assets (Note 8)		746,152		923,110	19,231		748,165

Total assets	Rs.	31,334,145	Rs.	40,381,254	841,276	Rs.	33,754,587

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Borrowings from banks (Note 16)	Rs.	97,319	Rs.	60,544	1,261	Rs.	182,260
Current portion of long-term debt (Note 17)		136,350		81,500	1,698		78,993
Accounts payable		1,825,395		1,763,326	36,736		2,238,900
Accrued expenses		2,525,112		3,313,374	69,029		1,943,647
Advances from customers		750,896		915,124	19,065		1,121,107
Deferred income taxes (Note 22)		14,022		—	—		29,392
Other current liabilities (Note 12)		516,115		636,640	13,263		493,950

Total current liabilities		5,865,209		6,770,508	141,052		6,088,249
Long-term debt, excluding current portion (Note 17)		29,770		9,770	204		29,770
Deferred income taxes (Note 22)		106,982		127,036	2,647		86,061
Other liabilities		63,924		82,385	1,716		93,240

Total liabilities		6,065,885		6,989,699	145,619		6,297,320

Minority interest		—		84,228	1,755		—
Stockholders’ equity:
Equity shares at Rs. 2 par value: 375,000,000 shares authorized; Issued and outstanding: 232,465,689, 232,439,524 and 232,547,145 shares as of March 31, 2002, December 31, 2001 and 2002 (Note 18)		464,879		465,095	9,689		464,932
Additional paid-in capital (Note 23)		6,791,050		6,930,238	144,380		6,817,163
Deferred stock compensation (Note 23)		(114,686)		(74,842)	(1,559)		(93,201)
Accumulated other comprehensive income/(loss) (Note 9)		25,780		(1,652)	(34)		51,861
Retained earnings (Note 19)		18,101,312		25,988,563	541,428		20,216,587
Equity shares held by a controlled Trust: 1,321,335, 1,315,085 and 1,302,410 shares as of March 31, 2002, December 31, 2001 and 2002 (Note 23)		(75)		(75)	(2)		(75)

Total stockholders’ equity		25,268,260		33,307,327	693,903		27,457,267

Total liabilities and stockholders’ equity	Rs.	31,334,145	Rs.	40,381,254	$841,276	Rs.	33,754,587

     See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except share data)

	Three months ended December 31,					Nine months ended December 31,

	2001		2002		2002	2001		2002		2002

					Convenience					Convenience
					translation into					translation into
					US$					US$
Revenues:
Global IT Services and Products
Services	Rs.	5,512,572	Rs.	7,379,257	$153,735	Rs.	15,780,117	Rs.	20,326,306	$423,465
Products		493,204		—	—		899,871		80,343	1,674
IT Enabled Services		—		539,817	11,246		—		950,321	19,798
India and AsiaPac IT Services and Products
Services		401,432		563,653	11,743		1,380,039		1,585,000	33,021
Products		1,089,455		1,125,397	23,446		3,203,487		4,041,384	84,196
Consumer Care and Lighting		737,608		739,403	15,404		2,205,532		2,174,734	45,307
HealthScience
Services		58,932		150,009	3,125		181,544		318,769	6,641
Products		111,365		99,741	2,078		295,076		345,450	7,197
Others		197,558		273,631	5,701		481,703		751,573	15,658

Total		8,602,126		10,870,908	226,477		24,427,369		30,573,880	636,956

Cost of revenues:
Global IT Services and Products
Services		2,927,116		4,334,240	90,297		8,437,735		11,824,570	246,345
Products		468,427		—	—		826,055		76,430	1,592
IT Enabled Services		—		333,324	6,944		—		594,130	12,378
India and AsiaPac IT Services and Products
Services		259,770		290,013	6,042		904,292		819,542	17,074
Products		914,415		1,030,238	21,463		2,623,448		3,629,309	75,611
Consumer Care and Lighting		516,325		520,937	10,853		1,551,000		1,489,306	31,027
HealthScience
Services		36,533		75,791	1,579		109,402		169,972	3,541
Products		73,586		79,625	1,659		198,917		259,475	5,406
Others		171,860		190,436	3,967		417,720		554,676	11,556

Total		5,368,032		6,854,604	142,804		15,068,569		19,417,410	404,529

Gross profit		3,234,094		4,016,304	83,673		9,358,800		11,156,470	232,426
Operating expenses:
Selling, general and administrative expenses		(984,744)		(1,660,710)	(34,598)		(3,111,919)		(4,395,797)	(91,579)
Research and development expenses		(41,809)		(42,147)	(878)		(109,207)		(119,779)	(2,495)
Amortization of goodwill (Note 11)		(42,141)		—	—		(129,923)		—	—
Amortization of intangible assets (Note 11)		(100)		(48,220)	(1,005)		(250)		(95,170)	(1,983)
Foreign exchange gains, net		5,540		81,278	1,693		172,692		321,235	6,692
Others, net		1,701		12,208	254		16,720		81,223	1,692

Operating income		2,172,541		2,358,713	49,140		6,196,913		6,948,182	144,754
Other income, net (Note 20)		269,247		233,641	4,868		626,402		625,921	13,040
Income taxes (Note 22)		(231,422)		(337,051)	(7,022)		(691,344)		(876,724)	(18,265)

Income before share of equity in earnings /(losses) of affiliates and minority interest		2,210,366		2,255,303	46,985		6,131,971		6,697,379	139,529
Equity in earnings/(losses) of affiliates (Note 14)		83,718		(47,697)	(994)		139,310		(258,630)	(5,388)
Minority interest		—		(18,046)	(376)		—		(30,101)	(627)

Income from continuing operations		2,294,084		2,189,560	45,616		6,271,281		6,408,648	133,514
Discontinued operations
Loss from operations of the discontinued corporate Internet services division (including loss on disposal of Rs.246,120 for the nine months ended December 31, 2002 and gain on disposal of Rs.3,100 for the three months ended December 31, 2002) (Note 4)		(44,301)		(11,918)	(248)		(87,992)		(563,185)	(11,733)
Income tax benefit (Note 4, 22)		15,815		2,977	62		31,413		158,979	3,312

Net income	Rs.	2,265,598	Rs.	2,180,619	$45,430	Rs.	6,214,702	Rs.	6,004,442	$125,093

Earnings per equity share: Basic
Continuing operations		9.93		9.47	0.20		27.13		27.72	0.58
Discontinued operations		(0.12)		(0.04)	—		(0.24)		(1.75)	(0.04)
Net income		9.81		9.43	0.20		26.89		25.97	0.54
Earnings per equity share: Diluted
Continuing operations		9.91		9.45	0.20		27.10		27.68	0.58
Discontinued operations		(0.12)		(0.04)	—		(0.24)		(1.75)	(0.04)
Net income		9.79		9.41	0.20		26.86		25.93	0.54
Weighted average number of equity shares used in computing earnings per equity share:
Basic		231,126,150		231,217,558	231,217,558		231,132,818		231,186,761	231,186,761
Diluted		231,405,863		231,649,013	231,649,013		231,430,057		231,567,521	231,567,521

See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
(in thousands, except share data)

	Equity Shares			Additional
				Paid in		Deferred Stock		Comprehensive
	No. of Shares	Amount		Capital		Compensation		Income

Balance as of March 31, 2001	232,433,019	Rs.	464,866	Rs.	6,785,652	Rs.	(186,404)

Cash dividends paid (Unaudited)	—		—		—		—		—
Shares forfeited, net of issuances by Trust (Unaudited)	—		—		—		—		—
Issuance of equity shares on exercise of options (Unaudited)	6,505		13		7,051		—		—
Net reversal of compensation related to employee stock incentive plan (Unaudited)	—		—		(12,230)		2,804		—
Amortization of compensation related to employee stock incentive plan, (Unaudited)	—		—		—		68,914		—
Income tax benefit arising on exercise of stock options (Unaudited)	—		—		10,577		—		—
Comprehensive income Net income (Unaudited)	—		—		—		—	Rs.	6,214,702
Other comprehensive income Unrealized gain/(loss) on investment securities, net (Unaudited)	—		—		—		—		24,349

Comprehensive income (Unaudited)								Rs.	6,239,051

Balance as of December 31, 2001 (Unaudited)	232,439,524	Rs.	464,879	Rs.	6,791,050	Rs.	(114,686)

Cash dividends paid (Unaudited)	—		—		—		—		—
Shares forfeited, net of issuances by Trust (Unaudited)	—		—		—		—		—
Issuance of equity shares on exercise of options (Unaudited)	26,165		53		28,363		—		—
Net reversal of compensation related to employee stock incentive plan (Unaudited)	—		—		(2,250)		(442)		—
Amortization of compensation related to employee stock incentive plan (Unaudited)	—		—		—		21,927		—
Comprehensive income Net income (Unaudited)	—		—		—		—	Rs.	2,115,275
Other comprehensive income Unrealized gain/(loss) on investment securities, net (Unaudited)	—		—		—		—		26,081

Comprehensive income (Unaudited)								Rs.	2,141,356

Balance as of March 31, 2002	232,465,689	Rs.	464,932	Rs.	6,817,163	Rs.	(93,201)

					Equity Shares held by a
	Accumulated Other				Controlled Trust			Total
	Comprehensive		Retained					Stockholders’
	Income		Earnings		No. of Shares	Amount		Equity

Balance as of March 31, 2001	Rs.	1,431	Rs.	12,015,143	(1,280,885)	Rs.	(75)	Rs.	19,080,613

Cash dividends paid (Unaudited)		—		(128,533)	—		—		(128,533)
Shares forfeited, net of issuances by Trust (Unaudited)		—		—	(34,200)		—		—
Issuance of equity shares on exercise of options (Unaudited)		—		—	—		—		7,064
Net reversal of compensation related to employee stock incentive plan (Unaudited)		—		—	—		—		(9,426)
Amortization of compensation related to employee stock incentive plan, (Unaudited)		—		—	—		—		68,914
Income tax benefit arising on exercise of stock options (Unaudited)		—		—	—		—		10,577
Comprehensive income Net income (Unaudited)		—		6,214,702	—		—		6,214,702
Other comprehensive income Unrealized gain/(loss) on investment securities, net (Unaudited)		24,349		—	—		—		24,349

Comprehensive income (Unaudited)

Balance as of December 31, 2001 (Unaudited)	Rs.	25,780	Rs.	18,101,312	(1,315,085)	Rs.	(75)	Rs.	25,268,260

Cash dividends paid (Unaudited)		—		—	—		—		—
Shares forfeited, net of issuances by Trust (Unaudited)		—		—	(6,250)		—		—
Issuance of equity shares on exercise of options (Unaudited)		—		—	—		—		28,416
Net reversal of compensation related to employee stock incentive plan (Unaudited)		—		—	—		—		(2,692)
Amortization of compensation related to employee stock incentive plan (Unaudited)		—		—	—		—		21,927
Comprehensive income Net income (Unaudited)		—		2,115,275	—		—		2,115,275
Other comprehensive income Unrealized gain/(loss) on investment securities, net (Unaudited)		26,081		—	—		—		26,081

Comprehensive income (Unaudited)

Balance as of March 31, 2002	Rs.	51,861	Rs.	20,216,587	(1,321,335)	Rs.	(75)	Rs.	27,457,267

	Equity Shares
				Additional
	Equity Shares			Paid in		Deferred Stock		Comprehensive
	No. of Shares	Amount		Capital		Compensation		Income

Cash dividends paid (Unaudited)	—		—		—		—		—
Shares issued by Trust, net of forfeitures (Unaudited)	—		—		—		—		—
Issuance of equity shares on exercise of options (Unaudited)	81,456		163		88,352		—		—
Net reversal of compensation related to employee stock incentive plan (Unaudited)	—		—		24,723		(24,723)		—
Amortization of compensation related to employee stock incentive plan (Unaudited)	—		—		—		43,082		—
Comprehensive income
Net income (Unaudited)	—		—		—		—	Rs.	6,004,442
Other comprehensive income
Unrealized gain/(loss) on investment securities, net (Unaudited)	—		—		—		—		(53,513)

Comprehensive income (Unaudited)								Rs.	5,950,929

Balance as of December 31, 2002 (Unaudited)	232,547,145	Rs.	465,095	Rs.	6,930,238	Rs.	(74,842)

Balance as of December 31, 2002 (Unaudited) ($)			$9,689		$144,380		$(1,559)

					Equity Shares held by a
	Accumulated Other				Controlled Trust				Total
	Comprehensive		Retained						Stockholders'
	Income		Earnings		No. of Shares	Amount			Equity

Cash dividends paid (Unaudited)		—		(232,466)	—		—			(232,466)
Shares issued by Trust, net of forfeitures (Unaudited)		—		—	18,925		—			—
Issuance of equity shares on exercise of options (Unaudited)		—		—	—		—			88,515
Net reversal of compensation related to employee stock incentive plan (Unaudited)		—		—	—		—			—
Amortization of compensation related to employee stock incentive plan (Unaudited)		—		—	—		—			43,082
Comprehensive income
Net income (Unaudited)		—		6,004,442	—		—			6,004,442
Other comprehensive income
Unrealized gain/(loss) on investment securities, net (Unaudited)		(53,513)		—	—		—			(53,513)

Comprehensive income (Unaudited)

Balance as of December 31, 2002 (Unaudited)	Rs.	(1,652)	Rs.	25,988,563	(1,302,410)	Rs.		(75)	Rs.	33,307,327

Balance as of December 31, 2002 (Unaudited) ($)		$(34)		$541,428				$(2)		$693,903

See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, except share data)

	Nine months ended December 31,

	2001		2002		2002

					Convenience
					translation into
					US$
Cash flows from operating activities:
Net income	Rs.	6,214,702	Rs.	6,004,442	$125,093
Adjustments to reconcile net income to net cash provided by operating activities:
Loss from operations of the discontinued corporate Internet services division		56,579		404,206	8,421
Gain on sale of property, plant and equipment		(16,720)		(2,959)	(62)
Depreciation and amortization		1,063,415		1,163,474	24,239
Deferred tax charge / (benefit)		101,638		(21,415)	(446)
Gain on sale of investment securities		—		(331,098)	(6,898)
Amortization of deferred stock compensation		59,488		43,082	898
Equity in (earnings) / losses of affiliates		(137,490)		258,630	5,388
Income tax benefits arising from exercise of stock options		10,577		—	—
Minority interest		—		30,101	627
Changes in operating assets and liabilities:
Accounts receivable		854,480		(573,004)	(11,938)
Costs and earnings in excess of billings on contracts in progress		(789,705)		(225,391)	(4,696)
Inventories		5,474		(60,981)	(1,270)
Other assets		(51,360)		(566,161)	(11,795)
Accounts payable		(23,211)		(570,567)	(11,887)
Accrued expenses		484,838		1,278,816	26,642
Advances from customers		(73,491)		(160,539)	(3,345)
Other liabilities		45,040		(180,007)	(3,750)

Net cash provided by continuing operations		7,804,254		6,490,629	135,221
Net cash provided by/(used in) discontinued operations		(38,560)		27,261	568

Net cash provided by operating activities		7,765,694		6,517,890	135,789

Cash flows from investing activities:
Expenditure on property, plant and equipment		(1,869,639)		(1,555,405)	(32,404)
Proceeds from sale of property, plant and equipment		79,012		84,634	1,763
Dividends received from affiliates		—		49,000	1,021
Purchase of investment securities		(2,448,058)		(5,255,270)	(109,485)
Proceeds from sale and maturities of investment securities		77,037		10,066,301	209,715
Investment in inter-corporate deposits		(43,991)		—	—
Redemption/maturity of inter-corporate deposits		—		1,828,853	38,101
Payment for acquisitions, net of cash acquired		—		(5,035,940)	(104,915)

Net cash provided by/(used in) continuing operations		(4,205,639)		182,173	3,795
Net cash provided by/(used in) discontinued operations		(36,978)		—	—

Net cash provided by/(used in) investing activities		(4,242,617)		182,173	3,795

Cash flows from financing activities:
Proceeds from issuance of common stock		7,064		88,515	1,844
Proceeds from / (repayments of) short-term borrowing from banks, net		(249,332)		(121,716)	(2,536)
Repayment of long-term debt		(1,255,107)		(17,493)	(364)
Payment of cash dividends		(128,533)		(232,466)	(4,843)

Net cash used in financing activities		(1,625,908)		(283,160)	(5,899)

Net increase in cash and cash equivalents during the period		1,897,169		6,416,903	133,685
Cash and cash equivalents at the beginning of the period		5,622,681		7,377,200	153,692

Cash and cash equivalents at the end of the period	Rs.	7,519,850	Rs.	13,794,103	$287,377

Supplementary information:
Cash paid for interest	Rs.	60,186	Rs.	18,232	$380
Cash paid for taxes		896,443		1,141,075	23,772

During the nine months ended December 31, 2002, the Company acquired a 5.9% equity interest in WeP Peripherals through conversion of debentures with a carrying value of Rs. 40,000.

See accompanying notes to the unaudited consolidated financial statements.

WIPRO LIMITED
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share data and where otherwise stated)

1. Overview

     Wipro Limited (Wipro), together with its subsidiaries Wipro Inc., Wipro Holdings (Mauritius) Limited, Wipro Prosper Limited, Wipro Welfare Limited, Wipro Trademarks Holdings Limited, Wipro Japan KK, Wipro Fluid Power Limited, Wipro Spectramind Services Private Limited, Wipro HealthCare IT Limited and affiliates WeP Peripherals Limited and Wipro GE Medical Systems Limited (collectively, the Company) is a leading India based provider of IT Services and Products, and IT Enabled Services globally. Further, Wipro has other businesses such as India and AsiaPac IT Services and Products, Consumer Care and Lighting and HealthScience. Wipro is headquartered in Bangalore, India.

2. Significant Accounting Policies

     The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

     Basis of preparation of financial statements. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

     Functional currency. The functional and reporting currency of the Company is the Indian rupee as a significant portion of the Company’s activities are conducted in India.

     Convenience translation. The accompanying financial statements have been prepared in Indian rupees, the national currency of India. Solely for the convenience of the readers, the financial statements as of and for the period ended December 31, 2002 have been translated into United States dollars at the noon buying rate in New York City on December 31, 2002, for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $1=Rs. 48.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

     Principles of consolidation. The consolidated financial statements include the financial statements of Wipro and all of its subsidiaries, which are more than 50% owned and controlled. All material inter-company accounts and transactions are eliminated on consolidation. The Company accounts for investments by the equity method where its investment in the voting stock gives it the ability to exercise significant influence over the investee.

     Cash equivalents. The Company considers all highly liquid investments with remaining maturities, at the date of purchase/investment, of three months or less to be cash equivalents.

     Revenue recognition. Revenues from software development services comprise income from time-and-material and fixed-price contracts. Revenue with respect to time-and-material contracts is recognized as related services are performed. Revenue with respect to fixed-price contracts is recognized in accordance with the percentage of completion method of accounting. Provisions for estimated losses on contracts-in-progress are recorded in the period in which such losses become probable based on the current contract estimates. Maintenance revenue is deferred and recognized ratably over the term of the agreement. Revenue from customer training, support, and other services is recognized as the related service is performed. Revenue from sale of goods is recognized, in accordance with the sales contract, on dispatch from the factories/warehouses of the Company, except for contracts where a customer is not obligated to pay a portion of contract price allocable to the goods until installation or similar service has been completed. In these cases, revenue is recognized on completion of installation. Revenues from multiple-element arrangements are allocated among separate elements based on the fair value of each element.

     Revenues from IT Enabled Services are derived from both time-based and unit-priced contracts. Revenue is recognized as the related services are performed, in accordance with the specific terms of the contracts with the customer.

     When the Company receives advance payments from customers for sale of products or provision of services, such payments are reported as advances from customers until all conditions for revenue recognition are met. Revenues from product sales are shown net of excise duty, sales tax and applicable discounts and allowances.

     Effective April 1, 2001, the Company adopted Emerging Issues Task Force (EITF) Issue No. 00-14: Accounting for Certain Sales Incentives, EITF Issue No. 00-22: Accounting for “Points” and Certain Other Time-based or Volume-based Sales Incentive Offers, and Offers for Free Products or Services to be Delivered in the Future and EITF Issue No. 00-25: Vendor Income Statement Characterization of Consideration from a Vendor to a Retailer.

     Shipping and handling costs: Shipping and handling costs are included in selling, general and administrative expenses.

     Inventories. Inventories are stated at the lower of cost and market value. Cost is determined using the weighted average method for all categories of inventories.

     Investment securities. The Company classifies its debt and equity securities in one of the three categories: trading, held-to-maturity or available-for-sale, at the time of purchase and re-evaluates such classifications as of each balance sheet date. Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in income. Temporary unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from income and are reported as a separate component of stockholders’ equity until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis and are included in income. A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. Fair value is based on quoted market prices. Non-readily marketable equity securities for which there is no readily determinable fair value are recorded at cost, subject to an impairment charge for any other than temporary decline in value. The impairment is charged to income.

     Investments in affiliates. The Company’s equity in the earnings/(losses) of affiliates is included in the statement of income and the Company’s share of net assets of affiliates is included in the balance sheet.

     Shares issued by subsidiary/affiliate. The issuance of stock by a subsidiary/affiliate to third parties reduces the proportionate ownership interest in the investee. Unless the issuance of such stock is part of a broader corporate reorganization or unless realization is not assured, the Company recognizes a gain or loss, equal to the difference between the issuance price per share and the Company’s carrying amount per share. Such gain or loss is recognized in the statement of income when the transaction occurs.

     Property, plant and equipment. Property, plant and equipment are stated at cost. The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method. Assets under capital lease are amortized over their estimated useful life or the lease term, as appropriate. The estimated useful lives of assets are as follows:

Buildings	30 to 60 years
Plant and machinery	2 to 21 years
Furniture, fixtures and equipment	2 to 5 years
Vehicles	4 years
Computer software	2 years

     Software for internal use is primarily acquired from third-party vendors and is in ready to use condition. Costs for acquiring this software are capitalized and subsequent costs are charged to the statement of income. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software.

     Deposits paid towards the acquisition of property, plant and equipment outstanding as of each balance sheet date and the cost of property, plant and equipment not ready for use before such date are disclosed under capital work-in-progress. The interest cost incurred for funding an asset during its construction period is capitalized based on the actual investment in the asset and the average cost of funds. The capitalized interest is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.

     Business combinations goodwill and intangible assets. In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, which requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocated to an assembled workforce may not be accounted separately.

     On April 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. Adoption of SFAS No. 142 did not result in reclassification of existing goodwill and intangible assets.

     As required by SFAS No. 142, the Company identified its reporting units and assigned assets and liabilities, including goodwill to the reporting units on the date of adoption. Subsequently, the Company compared the fair value of the reporting unit to its carrying value, to determine whether goodwill is impaired at the date of adoption. This transitional impairment evaluation did not indicate an impairment loss.

     Subsequent to the adoption of SFAS No. 142, the Company does not amortize goodwill but will instead test goodwill for impairment at least annually. The carrying value of the goodwill on the date of adoption was Rs. 656,240.

The following table discloses what reported income from continuing operations, net income and basic and diluted earnings per share would have been in all periods presented, excluding amortization of goodwill:

	Nine months ended December 31,

	2001		2002

	(unaudited)		(unaudited)
Income from continuing operations, as reported	Rs.	6,271,281	Rs.	6,408,648
Add: Amortization of goodwill		129,923		—

Income from continuing operations, adjusted		6,401,204		6,408,648

Earnings per share: Basic Continuing operations, as reported		27.13		27.72
Add: Amortization of goodwill		0.56		—

Continuing operations, adjusted		27.69		27.72

Earnings per share: Diluted Continuing operations, as reported		27.10		27.68
Add: Amortization of goodwill		0.56		—

Continuing operations, adjusted		27.66		27.68

	Nine months ended December 31,

	2001		2002

	(unaudited)		(unaudited)

Net income, as reported	Rs.	6,214,702	Rs.	6,004,442
Add: Amortization of goodwill		129,923		—

Net income, adjusted		6,344,625		6,004,442

Earnings per share: Basic Net income, as reported		26.89		25.97
Add: Amortization of goodwill		0.56		—

Net income, adjusted		27.45		25.97

Earnings per share: Diluted Net income, as reported		26.86		25.93
Add: Amortization of goodwill		0.56		—

Net income, adjusted		27.42		25.93

     Intangible assets acquired individually, with a group of other assets or in a business combination are carried at cost less accumulated amortization. The intangible assets are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period. The estimated useful lives of the intangible assets are as follows:

Customer-related intangibles	3 years
Marketing-related intangibles	2 years
Technology-based intangibles	5 years

     Start-up costs. Cost of start-up activities including organization costs are expensed as incurred.

     Research and development. Revenue expenditure on research and development is expensed as incurred. Capital expenditure incurred on equipment and facilities that are acquired or constructed for research and development activities and having alternative future uses, is capitalized as tangible assets when acquired or constructed. Software product development costs are expensed as incurred until technological feasibility is achieved.

     Impairment or disposal of long-lived assets. Effective April 1, 2002, the Company adopted SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which addresses financial accounting and reporting for the impairment or disposal of long-lived assets. While SFAS No. 144 supersedes SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of, it retains the fundamental provisions of SFAS No. 121.

     SFAS No. 144 also supersedes the accounting and reporting provisions of APB Opinion No. 30 Reporting the Results of Operations – Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, for the disposal of a segment of a business. However, SFAS No. 144 retains the requirement of APB Opinion No. 30 to separately report discontinued operations and extends that reporting to a component of an entity that an entity has disposed of, or classified as held-for-sale. SFAS No. 144 requires that the Company measures long-lived assets held-for-sale, at the lower of carrying amount or fair value, less costs to sell. Similarly, under SFAS No. 144, discontinued operations are no longer measured at net realizable value or include amounts for operating losses that have not yet been incurred.

     Foreign currency transactions. The functional and reporting currency of the Company is the Indian rupee. Foreign currency transactions are translated into Indian rupees at the rates of exchange prevailing on the date of the respective transactions. Assets and liabilities in foreign currency are translated into Indian rupees at the exchange rate prevailing on the balance sheet date. The resulting exchange gains/losses are included in the statement of income.

     Earnings per share. In accordance with SFAS No. 128, Earnings Per Share, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be antidilutive.

     Income taxes. Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain.

     Stock-based compensation. The Company uses the intrinsic value based method of Accounting Principles Board (APB) Opinion No. 25 to account for its employee stock based compensation plans. The Company has therefore adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation

as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123.

     Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company’s net income and earnings per share as reported would have been reduced to the pro forma amounts indicated below:

	Nine months ended December 31,

	2001		2002

	(unaudited)		(unaudited)
Net income, as reported	Rs.	6,214,702	Rs.	6,004,442
Add: Stock–based employee compensation expense included in reported net income, net of tax effects		59,488		43,082
Less: Stock-based employee compensation expense determined under fair value based method, net of tax effects		1,416,741		2,602,662
Pro forma net income		4,857,449		3,444,862
Earnings per share: Basic
As reported		26.89		25.97
Pro forma		21.02		14.90
Earnings per share: Diluted
As reported		26.86		25.93
Pro forma		21.02		14.89

     The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions.

	Nine months ended December 31,

	2001	2002

	(unaudited)	(unaudited)
Dividend yield	0.03%	0.03%
Expected life	42 months	42 months
Risk free interest rates	11%	8.5%
Volatility	45%	65%

     Derivatives and hedge accounting. On April 1, 2001, Wipro adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities as amended, when the rules became effective for companies with fiscal year ending March 31.

     The Company enters into forward foreign exchange contracts where the counterparty is generally a bank. The Company purchases forward foreign exchange contracts to mitigate the risk of changes in foreign exchange rates on accounts receivable and forecasted cash flows denominated in certain foreign currencies. Although these contracts are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS No. 133, as amended. Any derivative that is either not designated as a hedge, or is so designated but is ineffective per SFAS No. 133, is marked to market and recognized in income immediately. No initial transition adjustments were required to adopt SFAS No. 133.

     Recent accounting pronouncements. In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Adoption of SFAS No. 143, will not have a significant impact on the consolidated financial statements of the Company.

     In April 2002, the FASB issued SFAS No. 145, Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections. SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning January 1, 2003, except for the provisions relating to the amendment of SFAS No.13, which were adopted for transactions occurring subsequent to May 15, 2002. Adoption of SFAS No. 145 will not have a material impact on the consolidated financial statements.

     In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Adoption of SFAS No. 146 will not have a material impact on the consolidated financial statements.

     In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45 requires a guarantor to include disclosure of certain obligations, and if applicable, at the inception of the guarantee, recognize a liability for the fair value of certain other obligations undertaken in issuing a guarantee. The recognition requirements are effective for guarantees issued or modified after December 31, 2002. Adoption of FIN No. 45 will not have a material impact on the consolidated financial statements.

     In November 2002, the EITF issued Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. This issue addresses determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting. EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Alternatively, the Company may elect to report the change in accounting as a cumulative-effect adjustment. The Company is evaluating the impact of adoption of EITF Issue No. 00-21 on its consolidated financial statements.

     In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS No. 148 are applicable for fiscal periods beginning after December 15, 2002. The Company continues to use the intrinsic value based method of APB Opinion No. 25 to account for its employee stock based compensation plans. The disclosure provisions of SFAS No. 148 have been adopted by the Company for the nine months ended December 31, 2002.

     In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities- an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 is applicable to all variable interest entities created after January 31, 2003. In respect of variable interest entities created before February 1, 2003, FIN No. 46 will be applicable from fiscal periods beginning after June 15, 2003. The Company is evaluating the impact of adoption of FIN No. 46 on its consolidated financial statements.

     Reclassifications. The Company has reclassified certain costs for nine months ended December 31, 2001, from selling, general and administrative expenses to cost of revenues to conform to the current presentation. The impact of this reclassification on reported gross profit is Rs. 249,746 which is not material. Certain other reclassifications have been made to conform prior period data to the current presentation. The above reclassifications had no impact on reported net income or stockholders’ equity.

3. Acquisitions

     Wipro Spectramind Services Private Limited (Spectramind)

     As of June 30, 2002, the Company held a 15% equity interest in Spectramind, acquired for a consideration of Rs. 192,000. Additionally, the Company held non-voting convertible preference shares acquired for a consideration of Rs. 288,000, which were convertible into equity shares, on occurrence of events specified in the shareholders agreement. As this voting equity interest did not give Wipro the ability to exercise significant influence over the operating and financial policies of Spectramind, the investment was recorded at cost.

     In July 2002, the Company acquired a controlling equity interest in Spectramind at an additional cost of Rs. 3,696,552. Consequent to this acquisition, the Company held 89% of the outstanding equity shares of Spectramind. Subsequently, the Company acquired an additional 3% of the outstanding equity shares for Rs. 158,126. The results of operations of Spectramind are consolidated in the Company’s financial statements with effect from July 1, 2002.

     Spectramind is a leading IT-Enabled Service provider in India providing remote processing services to large global corporations in the US, UK, Australia and other developed markets. The acquisition is intended to provide a time to market advantage to the Company in addressing the Business Process Outsourcing (BPO) services segment, strengthen the value proposition of being an end-to-end outsourcing solution provider to large corporations and provide synergistic benefits of being able to address the remote processing services requirements of the existing customer base of the Company.

     The total purchase price has been allocated on a preliminary basis to the acquired assets and assumed liabilities as follows :

Description	Fair value

	(Unaudited)
Net tangible assets	Rs.	633,913
Customer-related intangibles		356,000
Marketing-related intangibles		32,000
Goodwill		3,312,765

Total	Rs.	4,334,678

     The purchase consideration has been allocated on a preliminary basis to the assets acquired and liabilities assumed based on management’s estimates and independent appraisals. However, certain independent appraiser’s reports are yet to be received by the Company. Finalization of the purchase price allocation, which is expected to be completed in the next 3 months, may result in certain adjustments to the above allocation.

     In January 2003, the Company acquired the balance 8% of the outstanding equity shares for a consideration of Rs. 264,534.

     Wipro Healthcare IT Limited (Wipro Healthcare IT)

     In August 2002, Wipro acquired a 60% equity interest in Wipro Healthcare IT, an India-based company engaged in the development of health care related software, and the technology rights in the business of Wipro Healthcare IT for an aggregate consideration of Rs. 180,776. On December 31, 2002, the Company acquired the balance 40% equity interest for an aggregate consideration of Rs. 96,980.

     The Company intends to address the market for healthcare information systems in India and South Asia through Wipro Healthcare IT. Further, the Company intends to leverage the domain expertise of Wipro Healthcare IT in addressing the outsourcing requirements of large corporations engaged in the design, development and integration of healthcare information systems.

     The total purchase price has been preliminarily allocated to the acquired assets and assumed liabilities as follows:

Description	Fair value

	(Unaudited)
Net tangible assets	Rs.	80,406
Technology-based intangibles		34,000
Customer-related intangibles		63,133
Goodwill		100,217

Total	Rs.	277,756

     The purchase consideration has been allocated on a preliminary basis to the assets acquired and liabilities assumed based on management’s estimates. However, management is in the process of evaluating the impact of certain pre-acquisition contingencies on the purchase price allocation. Finalization of the purchase price allocation, which is expected to be completed in the next 3 months, may result in certain adjustments to the above allocation.

     Global energy practice (GEP)

     On December 31, 2002, Wipro acquired the global energy practice of American Management Systems for an aggregate consideration of Rs. 1,180,415. GEP has a team of domain experts and IT consultants providing specialized IT services to clients in the energy and utilities sector. This acquisition enhances Wipro’s ability to deliver end-to-end IT solutions primarily in the areas of design and maintenance of complex billing and settlement systems for energy markets and systems and enterprise application integration services.

     Of the total consideration of Rs. 1,180,415, the Company has allocated, on a preliminary basis, Rs. 142,193 to the net tangible assets acquired. The balance consideration has been reported as purchase price pending allocation. The Company is in the process of obtaining appraisal reports and related information to finalize the allocation of the purchase price. This process is expected to be completed in the next 3 months.

4. Discontinued Operations

     The Company was involved in the corporate Internet services (ISP) business since 1999. For strategic reasons, the Company decided to concentrate on its core businesses and as a result in June 2002, the Company decided to exit this division and approved a formal plan of disposal. Under the plan, the Company will sell the customer contracts and the related long-lived assets. Trade receivables relating to the division will be recovered by the Company and the Company will settle all outstanding vendor obligations. The Company currently expects to complete the disposal by March 31, 2003.

     The long-lived assets of the division have been reported as held-for-sale and are measured at their fair value, less cost to sell, which is lower than their carrying amount. The loss of Rs. 274,780 resulting from the write-down is reported as loss on disposal. The estimated liabilities with respect to settlement of vendor obligations aggregate Rs. 113,490 and have been reported as other exit costs.

     The operations of the ISP division qualify as a component of an entity, being an asset group. As the operations and cash flows of the component will be eliminated from the ongoing operations as a result of the disposal transaction and the Company will not have any significant continuing involvement in the operations of the component after the disposal, the results of operations of the ISP division are reported in discontinued operations for the current and prior periods.

     The result of operations of the discontinued component comprise:

	Nine months ended December 31

	2001		2002

	(Unaudited)		(Unaudited)
Revenue	Rs.	386,508	Rs.	67,259
Operating costs		(474,500)		(270,834)
Other exit costs		—		(113,490)
Loss on disposal		—		(246,120)
Income tax benefit		31,413		158,979

Loss on discontinued operations	Rs.	56,579	Rs.	404,206

5. Cash and Cash Equivalents

     Cash and cash equivalents as of March 31, 2002, December 31, 2001 and 2002 comprise of cash, cash on deposit with banks and highly liquid money market instruments.

6. Accounts Receivable

     Accounts receivable as of March 31, 2002, December 31, 2001 and 2002 are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on present and prospective financial condition of its customers and aging of the accounts receivable. Accounts receivable are generally not collateralized.

     The activity in the allowance for doubtful accounts receivable is given below:

	Nine months ended December 31,				Year ended March 31,

	2001		2002		2002

	(unaudited)		(unaudited)
Balance at the beginning of the period	Rs.	297,884	Rs.	491,644	Rs.	297,884
Additional provision during the period		216,966		128,185		250,867
Bad debts charged to provision		(2,243)		(4,533)		(57,107)

Balance at the end of the period	Rs.	512,607	Rs.	615,296	Rs.	491,644

7. Inventories

     Inventories consist of the following:

	As of December 31,				As of March 31,

	2001		2002		2002

	(unaudited)		(unaudited)
Stores and spare parts	Rs.	34,860	Rs.	32,706	Rs.	31,425
Raw materials and components		365,544		368,049		453,018
Work-in-process		100,633		138,729		84,722
Finished goods		960,586		923,643		832,981

	Rs.	1,461,623	Rs.	1,463,127	Rs.	1,402,146

     Finished goods as of March 31, 2002, December 31, 2001 and 2002 include inventory of Rs. 467,546, Rs. 589,441 and Rs. 506,363 respectively, with customers pending installation.

8. Other Assets

     Other assets consist of the following:

	As of December 31,				As of March 31,

	2001		2002		2002

	(unaudited)		(unaudited)
Prepaid expenses	Rs.	793,949	Rs.	1,188,385	Rs.	748,142
Advances to suppliers		130,216		113,568		68,917
Balances with statutory authorities		23,378		12,711		38,821
Deposits		528,638		606,606		533,247
Inter–corporate deposits
GE Capital Services India		719,191		200,741		819,891
ICICI Limited		376,800		—		1,245,200
Citicorp Financial Services Limited		—		35,497		—
Advance income taxes		387,339		554,193		311,257
Others		207,180		307,866		463,998

		3,166,691		3,019,567		4,229,473
Less: Current assets		2,420,539		2,096,457		3,481,308

	Rs.	746,152	Rs.	923,110	Rs.	748,165

9. Investment Securities

     Investment securities consist of the following:

	As of December 31, 2001								As of December 31, 2002

	(unaudited)								(unaudited)
			Gross Unrealized		Gross Unrealized						Gross Unrealized
	Carrying Value		Holding Gains		Holding Losses		Fair Value		Carrying Value		Holding Gains

Available-for-sale:
Equity securities	Rs.	233	Rs.	1,522	Rs.	—	Rs.	1,755	Rs.	207	Rs.	1,400
Debt securities		4,622,581		39,276		(3,498)		4,658,359		482,382		—

		4,622,814		40,798		(3,498)		4,660,114		482,589		1,400

Held-to-maturity:
Debt securities		158,874		53,146		—		212,020		50,452		975

		158,874		53,146		—		212,020		50,452		975

Unquoted:
Equity securities		96,200		—		—		96,200		—		—
Convertible preference shares		170,654		—		—		170,654		—		—

		266,854		—		—		266,854		—		—

	Rs.	5,048,542	Rs.	93,944	Rs.	(3,498)	Rs.	5,138,988	Rs.	533,041	Rs.	2,375

[Additional columns below]

[Continued from above table, first column(s) repeated]

	As of December 31, 2002				As of March 31, 2002

	(unaudited)
	Gross Unrealized						Gross Unrealized
	Holding Losses		Fair Value		Carrying Value		Holding Gains		Fair Value

Available-for-sale:
Equity securities	Rs.	—	Rs.	1,607	Rs.	233	Rs.	1,623	Rs.	1,856
Debt securities		(4,600)		477,782		4,962,102		79,376		5,041,478

	Rs.	(4,600)	Rs.	479,389		4,962,335		80,999		5,043,334

Held-to-maturity:
Debt securities		—		51,427		90,833		3,108		93,941

		—		51,427		90,833		3,108		93,941

Unquoted:
Equity securities		—		—		144,300		—		144,300
Convertible preference shares		—		—		215,700		—		215,700

		—		—		360,000		—		360,000

	Rs.	(4,600)	Rs.	530,816	Rs.	5,413,168	Rs.	84,107	Rs.	5,497,275

     Held-to-maturity debt securities as of December 31, 2002, mature within a year.

     Dividends from available for sale securities during the nine months ended December 31, 2001 and 2002 were Rs. 33 and Rs. 30 respectively, and are included in other income.

10. Property, Plant and Equipment

     Property, plant and equipment consist of the following:

	As of December 31,				As of March 31,

	2001		2002		2002

	(unaudited)		(unaudited)
Land	Rs.	356,579	Rs.	399,374	Rs.	370,079
Buildings		1,437,320		1,985,295		1,585,515
Plant and machinery		5,363,516		6,314,417		5,469,300
Furniture, fixtures, and equipment		1,226,384		1,409,432		1,264,870
Vehicles		397,589		529,244		420,843
Computer software for internal use		701,919		963,528		742,305
Capital work-in-progress		1,178,382		1,266,854		1,116,082

		10,661,689		12,868,144		10,968,994
Accumulated depreciation and amortization		(4,370,316)		(6,042,693)		(4,707,137)

	Rs.	6,291,373	Rs.	6,825,451	Rs.	6,261,857

     Depreciation expense for the nine months ended December 31, 2001 and 2002, is Rs. 933,242 and Rs. 1,068,304 respectively. This includes Rs. 153,048 and Rs. 143,118 as amortization of capitalized internal use software, during the nine months ended December 31, 2001 and 2002, respectively.

11. Goodwill and Intangible Assets

     Information regarding the Company’s intangible assets acquired either individually or in a business combination is as follows:

	As of December 31,

	2001						2002

			(unaudited)						(unaudited)
	Gross carrying		Accumulated				Gross carrying		Accumulated
	amount		amortization		Net		amount		amortization		Net
Technology-based intangibles	Rs.	—	Rs.	—	Rs.	—	Rs.	34,000	Rs.	2,790	Rs.	31,210
Customer-related intangibles		—		—		—		419,133		85,600		333,533
Marketing-related intangibles		—		—		—		32,000		6,630		25,370
Others		950		650		300		950		850		100

	Rs.	950	Rs.	650	Rs.	300	Rs.	486,083	Rs.	95,870	Rs.	390,213

[Additional columns below]

[Continued from above table, first column(s) repeated]

As of March 31,

2002

	Gross carrying		Accumulated
	amount		amortization		Net

Technology-based intangibles	Rs.	—	Rs.	—	Rs.	—
Customer-related intangibles		—		—		—
Marketing-related intangibles		—		—		—
Others		950		700		250

	Rs.	950	Rs.	700	Rs.	250

The following table presents the changes in goodwill during the nine months ended December 31, 2002.

	Nine months ended December 31,

	2002

	(unaudited)
Balance as of March 31, 2002	Rs.	656,240
Goodwill relating to acquisitions consummated during the period		3,412,982

Balance as of December 31, 2002	Rs.	4,069,222

12. Other Current Liabilities

     Other current liabilities consist of the following:

	As of December 31,				As of March 31,

	2001		2002		2002

	(unaudited)		(unaudited)
Statutory dues payable	Rs.	407,712	Rs.	373,649	Rs.	357,822
Taxes payable		3,125		43,658		72,707
Others		105,278		219,333		63,421

	Rs.	516,115	Rs.	636,640	Rs.	493,950

13. Operating leases

     The Company leases office and residential facilities under cancelable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental expense under such leases was Rs. 249,066 and Rs. 261,136 for the nine months ended December 31, 2001 and 2002, respectively.

     Prepaid expenses as of March 31, 2002, December 31, 2001 and 2002 include Rs. 214,838, Rs. 216,860 and Rs. 212,208, respectively, being prepaid operating lease rentals for land obtained on lease for a period of 60 years. The prepaid expense is being charged over the lease term.

14. Investments in Affiliates

Wipro GE Medical Systems (Wipro GE)

     The Company has accounted for its 49% interest in Wipro GE by the equity method. The carrying value of the investment in Wipro GE as of March 31, 2002, December 31, 2001 and 2002, was Rs. 820,849, Rs. 787,121 and Rs. 511,059 respectively. The Company’s equity in the income of Wipro GE for the nine months ended December 31, 2001 was Rs. 200,372 and the Company’s equity in the losses of Wipro GE for the nine months ended December 31, 2002 was Rs. 260,790.

WeP Peripherals

     The Company has accounted for its 39.7% interest in WeP Peripherals by the equity method. The carrying value of the equity investment in WeP Peripherals as of March 31, 2002, December 31, 2001 and 2002, was Rs. 77,470, Rs. 67,538 and Rs. 119,630 respectively. The Company’s equity in the income of WeP Peripherals for the nine months ended December 31, 2001 and 2002 was Rs. 10,468 and Rs. 2,160 respectively.

15. Financial Instruments and Concentration of Risk

     Concentration of risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, investment securities, accounts receivable and inter-corporate deposits. The Company’s cash resources are invested with financial institutions and commercial corporations with high investment grade credit ratings. Limits have been established by the Company as to the maximum amount of cash that may be invested with any such single entity. To reduce its credit risk, the Company performs ongoing credit evaluations of customers. No single customer accounted for 10% or more of the revenues /accounts receivable as of/for the period ended December 31, 2001 and 2002.

     Derivative financial instruments. The Company enters into forward foreign exchange contracts and interest rate swap agreements, where the counterparty is generally a bank. The Company considers the risks of non-performance by the counterparty as non-material. The following table presents the aggregate contracted principal amounts of the Company’s derivative financial instruments outstanding:

	As of December 31,		As of March 31,

	2001	2002	2002

	(unaudited)	(unaudited)
Forward contracts	$77.0 million(sell)	$92.2 million (sell)	$62.8 million (sell)
	—	£ 5.3 million (sell)	—
Interest rate swaps	$1.6 million	—	—

     The foreign forward exchange contracts mature between one to eleven months.

16. Borrowings from Banks

     The Company has a line of credit of Rs. 2,650,000 from its bankers for working capital requirements. The line of credit is renewable annually. The credit bears interest at the prime rate of the bank, which averaged 12.37% and 12.2% in the nine months ended December 31, 2001 and 2002, respectively. The facilities are secured by inventories, accounts receivable and certain property and contain financial covenants and restrictions on indebtedness.

17. Long-term Debt

     Long-term debt consist of the following:

	As of December 31,				As of March 31,

	2001		2002		2002

	(unaudited)		(unaudited)
Foreign currency borrowings	Rs.	60,899	Rs.	—	Rs.	—
Rupee term loans from banks and financial institutions		48,200		28,200		48,200
Others		57,021		63,070		60,563

		166,120		91,270		108,763
Less: Current portion		136,350		81,500		78,993

	Rs.	29,770	Rs.	9,770	Rs.	29,770

     All long-term debt is secured by a specific charge over the property, plant and equipment of the Company and contains certain financial covenants and restrictions on indebtedness.

     An interest rate profile of the long-term debt is given below:

	As of December 31,		As of March 31,

	2001	2002	2002

	(unaudited)	(unaudited)
Foreign currency borrowings	6.7%	—	—
Rupee term loans from banks and financial institutions	14.8%	14.2%	14.2%

     A maturity profile of the long-term debt outstanding as of December 31, 2002, is set out below:

Maturing in the year ending December 31:
2003	Rs.	81,500
2004		8,305
2005		1,255
2006		105
Thereafter		105

	Rs.	91,270

18. Equity Shares and Dividends

     The Company presently has only one class of equity shares. For all matters submitted to vote in the shareholders meeting, every holder of equity shares, as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.

     Should the Company declare and pay dividend, such dividend will be paid in Indian rupees. Indian law mandates that any dividend, exceeding 10% of the common stock, can be declared out of distributable profits only after the transfer of up to 10% of net income computed in accordance with current regulations to a general reserve. Also, the remittance of dividends outside India is governed by Indian law on foreign exchange. Dividend payments are also subject to applicable taxes.

     In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company, after such discharge, shall be distributed to the holders of equity shares in proportion to the number of shares held by them.

     The Company paid cash dividends of Rs. 128,533 and Rs. 232,466 during the nine months ended December 31, 2001 and 2002. The dividends per share were Rs. 0.50 during the nine months ended December 31, 2001 and Rs. 1 during the nine months ended December 31, 2002.

19. Retained Earnings

     The Company’s retained earnings as of March 31, 2002, December 31, 2001 and 2002, include restricted retained earnings of Rs. 259,538, Rs. 259,538 and Rs. 259,538, respectively, which are not distributable as dividends under Indian company and tax laws. These relate to requirements regarding earmarking a part of the retained earnings on redemption of preference shares and to avail specific tax allowances.

     Retained earnings as of March 31, 2002, December 31, 2001 and 2002, also include Rs. 794,719, Rs.751,059 and Rs. 487,089, respectively, of undistributed earnings in equity of affiliates.

20. Other Income, Net

     Other income consists of the following:

	Nine months ended December 31,

	2001		2002

	(unaudited)		(unaudited)
Interest income, net	Rs.	557,864	Rs.	261,560
Gain on sale of investment securities, net		—		331,098
Others		68,538		33,263

	Rs.	626,402	Rs.	625,921

21. Shipping and Handling Costs

     Selling general and administrative expenses for the nine months ended December 31, 2001 and 2002, include shipping and handling costs of Rs. 32,840 and Rs. 44,786 respectively.

22. Income Taxes

     Income taxes relating to continuing operations consist of the following:

	Nine months ended December 31,

	2001		2002

	(unaudited)		(unaudited)
Current taxes
Domestic	Rs.	338,555	Rs.	479,569
Foreign		234,740		418,570

		573,295		898,139

Deferred taxes		118,049		(21,415)

Total income tax expense	Rs.	691,344	Rs.	876,724

     Income taxes relating to discontinued division consist of the following:

	Nine months ended December 31,

	2001		2002

	(unaudited)		(unaudited)
Current taxes	Rs.	(15,002)	Rs.	(62,912)
Deferred taxes		(16,411)		(96,067)

Total income tax benefit	Rs.	(31,413)	Rs.	(158,979)

     A substantial portion of the profits of the Company’s India operations are exempt from Indian income taxes being profits attributable to export operations and profits from undertakings situated in Software Technology and Hardware Technology Parks. Under the tax holiday, the taxpayer can utilize an exemption from income taxes for a period of any ten consecutive years. The Company has opted for this exemption from the year ended March 31, 1997, for undertakings situated in Software Technology and Hardware Technology Parks. Profits from certain other undertakings are also eligible for preferential tax treatment. In addition, dividend income from certain category of investments is exempt from tax. The aggregate rupee and per share (basic) effects of these tax exemptions are Rs. 2,116,194 and Rs. 9.16 per share for the nine months ended December 31, 2001 and Rs. 2,161,437 and Rs. 9.35 per share for the nine months ended December 31, 2002. During the nine months ended December 31, 2002 Indian tax laws have been amended to restrict the exempt income from an export oriented undertaking from 100% to 90% of its aggregate income.

     As of March 31, 2002, the accumulated undistributed earnings of the U. S. branch offices of the Company were $ 18.02 million. These earnings may attract a 15% tax imposed by the United States Internal Revenue Service on their repatriation to India. The Company intends to reinvest such undistributed earnings within the United States and currently has no intent to repatriate such earnings in the foreseeable future.

	As of December 31,				As of March 31,

	2001		2002		2002

	(unaudited)		(unaudited)
Deferred tax assets
Property, plant and equipment	Rs.	—	Rs.	139,674	Rs.	15,661
Allowance for doubtful accounts		56,318		84,617		57,329
Investments in mutual funds		—		—		58,333
Accrued expenses		73,893		43,629		48,842
Carry-forward capital losses		164,726		128,951		122,810
Carry-forward business losses		47,918		144,859		182,918
Others		92,596		74,988		81,154

Total gross deferred tax assets		435,451		616,718		567,047
Less: valuation allowance		150,580		128,951		122,810

Net deferred tax assets		284,871		487,767		444,237

Deferred tax liabilities
Property, plant and equipment	Rs.	25,473	Rs.	—	Rs.	—
Intangible assets		—		95,947		—
Unrealized gains on available for sale securities		14,177		—		29,392
Undistributed earnings of affiliates		81,354		31,089		86,061

Total gross deferred tax liability		121,004		127,036		115,453

Net deferred tax assets	Rs.	163,867	Rs.	360,731	Rs.	328,784

     Management believes that based on a number of factors, the available objective evidence creates sufficient uncertainties regarding the generation of future capital gains and realizability of the carry-forward capital losses. Accordingly, the Company has established a valuation allowance for the carry-forward capital losses. These losses expire after eight years succeeding the year in which they were first incurred. The carry-forward capital losses as of December 31, 2002 will expire by March 31, 2009.

     Based on historical taxable income, projections of future taxable income and tax planning strategies, management believes that it is more likely than not that the Company will realize the benefit of carry-forward business losses.

     The carry-forward business losses as of December 31, 2002, expire as follows :

Year ending March 31:
2009	Rs.	37,350
2010		45,202
2020		20,883
2021		27,035
Thereafter		14,389

	Rs.	144,859

     Although realization of the net deferred tax assets is not assured, management believes that it is more likely than not that all of the net deferred tax assets will be realized. The amount of net deferred tax assets considered realizable, however could be reduced in the near term based on changing conditions.

23. Employee Stock Incentive Plans

     Wipro Equity Reward Trust (WERT). In fiscal 1985, the Company established a controlled trust called the WERT. Under this plan, the WERT would purchase shares of Wipro out of funds borrowed from Wipro. The Company’s Compensation Committee would recommend to the WERT, officers and key employees, to whom the WERT will grant shares from its holding. The shares have been granted at a nominal price. Such shares would be held by the employees subject to vesting conditions. The shares held by the WERT are reported as a reduction from stockholders’ equity. 555,910, 645,250 and 262,330 shares held by employees as of March 31, 2002, December 31, 2001 and 2002 respectively, subject to vesting conditions are included in the outstanding equity shares.

     The movement in the shares held by the WERT is given below:

	Nine months ended December 31,		Year ended March 31,

	2001	2002	2002

	(unaudited)
Shares held at the beginning of the period	1,280,885	1,321,335	1,280,885
Shares granted to employees	—	(19,300)	—
Grants forfeited by employees	34,200	375	40,450

Shares held at the end of the period	1,315,085	1,302,410	1,321,335

     Deferred compensation is amortized on a straight-line basis over the vesting period of the shares which ranges from 42 to 60 months. The amortization of deferred stock compensation, net of reversals, for the nine months ended December 31, 2001 and 2002, was Rs.59,488 and Rs. 43,082, respectively. The stock-based compensation has been allocated to cost of revenues and selling, general and administrative expenses as follows:

	Nine months ended December 31,

	2001		2002

	(unaudited)
Cost of revenues	Rs.	22,249	Rs.	17,674
Selling, general and administrative expenses		37,239		25,408

	Rs.	59,488	Rs.	43,082

     Wipro Employee Stock Option Plan 1999 (1999 Plan). In July 1999, the Company established the 1999 Plan. Under the 1999 Plan, the Company is authorized to issue up to 5 million equity shares of common stock to eligible employees. Employees covered by the 1999 Plan are granted an option to purchase shares of the Company subject to the requirements of vesting. The Company has not recorded, any deferred compensation as the exercise price was equal to the fair market value of the underlying equity shares on the grant date.

     Stock option activity under the 1999 Plan is as follows:

	Nine month period ended December 31, 2001 ( unaudited)

			Weighted-average		Weighted-average
		Range of exercise	exercise price and		remaining
	Shares arising out	prices and grant	grant date fair		contractual
	of options	date fair values	values		life(months)

Outstanding at the beginning of the period	4,564,431	Rs.1,024-2,522	Rs.	1,542	59 months
Forfeited during the period	(606,365)	1,086-1,853		1,503	—
Exercised during the period	(6,505)	1,086		1,086	—
Outstanding at the end of the period	3,951,561	1,024-2,522		1,549	50 months

Exercisable at the end of the period	634,858	Rs.1,024-2,522	Rs.	1,549	50 months

	Nine month period ended December 31, 2002 (unaudited)

			Weighted-average		Weighted-average
		Range of exercise	exercise price and		remaining
	Shares arising out	prices and grant	grant date fair		contractual
	of options	date fair values	values		life(months)

Outstanding at the beginning of the period	3,885,958	Rs.1,024-2,522	Rs.	1,550	47 months
Forfeited during the period	(134,349)	1,086-1,853		1,605	—
Exercised during the period	(81,106)	1,086		1,086	—
Outstanding at the end of the period	3,670,503	1,024-2,522		1,558	39 months

Exercisable at the end of the period	1,205,402	Rs.1,024-2,522	Rs.	1,445	38 months

     Wipro Employee Stock Option Plan 2000 (2000 Plan). In July 2000, the Company established the 2000 Plan. Under the 2000 Plan, the Company is authorized to issue up to 25 million equity shares to eligible employees. Employees covered by the 2000 Plan are granted an option to purchase equity shares of the Company subject to vesting. The Company has not recorded any deferred compensation as the exercise price was equal to the fair market value of the underlying equity shares on the grant date. Stock option activity under the 2000 Plan is as follows:

	Nine month period ended December 31, 2001 (unaudited)

			Weighted-average		Weighted-average
		Range of exercise	exercise price and		remaining
	Shares arising out	prices and grant	grant date fair		contractual life
	of options	date fair values	values		(months)

Outstanding at the beginning of the period	3,214,350	Rs.2,382-2,746	Rs.	2,397	67 months
Granted during the period	108,744	1,032-1,670		1,388	66 months
Forfeited during the period	(446,225)	2,382		2,382	—
Outstanding at the end of the period	2,876,869	1,032-2,746		2,359	58 months

Exercisable at the end of the period	276,993	Rs.2,382-2,746	Rs.	2,397	58 months

	Nine month period ended December 31, 2002 ( unaudited)

			Weighted-average		Weighted-average
		Range of exercise	exercise price and		remaining
	Shares arising out	prices and grant	grant date fair		contractual life
	of options	date fair values	values		(months)

Outstanding at the beginning of the period	8,472,514	Rs.1,032-2,746	Rs.	1,846	55 months
Granted during the period	99,550	1,526-1,691		1,495	54 months
Forfeited during the period	(309,875)	1,032-2,651		1,995	—
Exercised during the period	(350)	1,032-1,338		1,241	—
Outstanding at the end of the period	8,261,839	1,032-2,746		1,838	49 months

Exercisable at the end of the period	650,134	Rs.1,032-2,746	Rs.	2,384	46 months

     Stock Option Plan (2000 ADS Plan). In April 2000, the Company established the 2000 ADS Plan. Under the 2000 ADS Plan, the Company is authorized to issue options to purchase up to 1.5 million American Depositary Shares (ADSs) to eligible employees. Employees covered by the 2000 ADS Plan are granted an option to purchase ADSs representing equity shares of the Company subject to the requirements of vesting. The Company has not recorded any deferred compensation as the exercise price was equal to the fair market value of the underlying ADS on the grant date.

Stock option activity under the 2000 ADS Plan is as follows:

	Nine month period ended December 31, 2001 ( unaudited)

				Weighted-average
		Range of exercise	Weighted-average	remaining
	Shares arising out	prices and grant date	exercise price and	contractual life
	of options	fair values	grant date fair values	(months)

Outstanding at the beginning of the period	264,750	$41.38	$41.38	67 months
Granted during the period	31,000	20.75 - 35.77	24.50	66 months
Forfeited during the period	(13,000)	41.38	41.38	—
Outstanding at the end of the period	282,750	20.75 - 41.38	39.53	58 months

Exercisable at the end of the period	27,775	$41.38	$41.38	58 months

	Nine month period ended December 31, 2002 ( unaudited)

				Weighted-average
		Range of exercise	Weighted-average	remaining
	Shares arising out	prices and grant date	exercise price and	contractual life
	of options	fair values	grant date fair values	(months)

Outstanding at the beginning of the period	647,450	$20.75-41.38	$37.66	55 months
Granted during the period	86,300	26.10 - 30.05	27.94	57 months
Forfeited during the period	(4,400)	29.30 - 36.40	33.96	—
Outstanding at the end of the period	729,350	20.75 - 41.38	36.53	46 months

Exercisable at the end of the period	62,663	$25.90-41.38	$40.54	35 months

     Spectramind Option Plan (Spectramind Plan). Prior to its acquisition by the Company, Spectramind had established the Spectramind Plan. Employees covered by the Spectramind Plan were granted options to purchase shares of Spectramind.

     As of the date of acquisition of Spectramind by the Company, options to purchase 17,462,520 shares were outstanding under the Spectramind Plan. As per the terms of the acquisition, the Company acquired/settled 7,641,599 options for cash. The cost of settlement of these options is included as a component of the purchase price of Spectramind. Out of the balance 9,820,921 outstanding options, the Company modified the vesting schedule/exercise period and increased the exercise price of 6,149,191 options. In accordance with FIN No. 44, Accounting for Certain Transactions involving Stock Compensation (an interpretation of APB Opinion No.25) and EITF Issue No. 00-23, Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FIN No. 44, the above modifications resulted in a new measurement of compensation cost at the date of modification. As the new exercise price was equal to the fair value of the underlying equity shares on the new measurement date, the Company has not recorded any additional compensation cost.

     Stock option activity under the Spectramind Plan is as follows:

	Nine month period ended December 31, 2002 (unaudited)

							Weighted-average
					Weighted-average		remaining
	Shares arising out	Range of exercise	Weighted-average		measurement date		contractual life
	of options	prices	exercise price		fair value		(months)

Assumed at the date of acquisition	514,358	Rs.1–13	Rs.	8	Rs.	20	9 months
	3,157,372	31		31		31	15 months
	6,149,191	57		57		57	29 months
Forfeited during the period	(71,181)	57		57		—	—
Exercised during the period	(49,346)	13–31		18		—	—
Outstanding at the end of the period	465,012	1–13		11		22	3 months
	3,157,372	31		31		31	9 months
	6,078,010	1–57		57		57	23 months

Exercisable at the end of the period	465,012	Rs.1–13	Rs.	11	Rs.	22	3 months

     Out of the 9,700,394 options outstanding as at December 31, 2002, options to purchase 9,235,382 shares are covered by a share purchase feature that entitles the Company to repurchase the shares at fair value and gives the employee the right to sell the shares back to the Company at fair value. The Company and the employees can exercise this repurchase right only after six months of the date of option exercise. In accordance with FIN No. 44 and EITF Issue No. 00-23, this share repurchase feature does not result in variable accounting.

24. Earnings Per Share

     A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	Nine months ended December 31,

	2001	2002

	(unaudited)	(unaudited)
Basic earnings per equity share — weighted average number of equity shares outstanding	231,132,818	231,186,761
Effect of dilutive equivalent shares-stock options outstanding	297,239	380,760

Diluted earnings per equity share — weighted average number of equity shares and equivalent shares outstanding	231,430,057	231,567,521

     Shares held by the controlled WERT have been reduced from the equity shares outstanding and shares held by employees subject to vesting conditions have been included in outstanding equity shares for computing basic and diluted earnings per share.

     Options to purchase 5,513,169 and 11,030,059 equity shares were outstanding during the nine months ended December 31, 2001 and 2002, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares.

25. Employee Benefit Plans

     Gratuity. In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (Gratuity Plan) covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee’s last drawn salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India. Under this plan, the settlement obligation remains with the Company, although the Life Insurance Corporation of India administers the plan and determines the contribution premium required to be paid by the Company.

     Superannuation. Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in a defined contribution plan maintained by the Company. This plan is administered by the Life Insurance Corporation of India. The Company makes annual contributions based on a specified percentage of each covered employee’s salary. The Company has no further obligations under the plan beyond its annual contributions.

     Provident fund. In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. The employee and employer each make monthly contributions to the plan equal to 12% of the covered employee’s salary. A portion of the contribution is made to the provident fund trust established by the Company, while the remainder of the contribution is made to the Government’s provident fund. The Company has no further obligations under the plan beyond its monthly contributions.

     The Company contributed Rs. 251,916 and Rs. 347,604 to various defined contribution and benefit plans during the nine months ended December 31, 2001 and 2002, respectively.

26. Related Party Transactions

     The Company has the following transactions with related parties.

	Nine months ended December 31,

	2001		2002

	(unaudited)		(unaudited)
Wipro GE:
Revenues from sale of computer equipment and administrative and management support services	Rs.	12,624	Rs.	12,958
Fees received for usage of trade mark		31,344		5,000
Wipro ePeripherals:
Revenues from sale of computer equipment and services		29,783		5,036
Fees received for usage of trade mark		39,762		39,762
Interest received on debentures		3,750		—
Payment for services		311		9,617
Purchase of printers		96,066		61,582
Azim Premji Foundation:
Revenues from sale of computer equipment and services		—		1,738
Principal shareholder:
Payment of lease rentals		900		900

     The Company has the following receivables from related parties, which are reported as other assets / other current assets in the balance sheet.

	As of December 31,				As of March 31,

	2001		2002		2002

	(unaudited)
Wipro GE	Rs.	46,564	Rs.	78,972	Rs.	56,181
Wipro e Peripherals		22,365		16,657		17,037
Azim Premji Foundation		—		200		348
Security deposit given to Hasham Premji, a firm under common control		25,000		25,000		25,000

	Rs.	93,929	Rs.	120,829	Rs.	98,566

     The Company has the following payables to related parties, which are reported as other current liabilities in the balance sheet.

	As of December 31,				As of March 31,

	2001		2002		2002

	(unaudited)
Wipro ePeripherals	Rs.	11,571	Rs.	12,647	Rs.	25,875
Wipro GE		—		17,665		—

	Rs.	11,571	Rs.	30,312	Rs.	25,875

27. Commitments and Contingencies

     Capital commitments. As of March 31, 2002 and nine months ended December 31, 2001 and 2002, the Company had committed to spend approximately Rs. 241,338, Rs. 181,751 and Rs. 254,624 respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

     Guarantees. As of March 31, 2002 and nine months ended December 31, 2001 and 2002, performance guarantees provided by banks on behalf of the Company to certain Indian Government and other agencies amount to approximately Rs. 467,020, Rs. 781,394 and Rs. 1,210,387 respectively, as part of the bank line of credit.

     Other commitments. The Company’s Indian operations have been established as a Software Technology Park Unit under a plan formulated by the Government of India. As per the plan, the Company’s India operations have export obligations to the extent of 1.5 times the employee costs for the year on an annual basis and 5 times the amount of foreign exchange released for capital goods imported, over a five year period. The consequence of not meeting this commitment in the future, would be a retroactive levy of import duty on certain computer hardware previously imported duty free. As of December 31, 2002, the Company has met all commitments required under the plan.

     Contingencies. The Company is involved in lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. There are no such matters pending that Wipro expects to be material in relation to its business.

28. Segment Information

     The Company is organized by segments, including Global IT Services and Products, IT Enabled Services, India and AsiaPac IT Services and Products, Consumer Care and Lighting, HealthScience and ‘Others’. Each of the segments has a Vice Chairman / Chief Executive Officer who reports to the Chairman of the Company. The Chairman of the Company has been identified as the Chief Operating Decision Maker as defined by SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed.

     The Global IT Services and Products segment provides research and development services for hardware and software design to technology and telecommunication companies and software application development services to corporate enterprises.

     The India and AsiaPac IT Services and Products segment focuses primarily on addressing the IT and electronic commerce requirements of companies in India and AsiaPacific region.

     The Consumer Care and Lighting segment manufactures, distributes and sells soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market.

     In April 2002, the Company established a new business segment named HealthScience, to address the IT requirements of the emerging healthcare and life sciences market. The healthcare and life sciences sector clients of the Global IT Services and Products segment were transferred to the newly established HealthScience segment. Further, Wipro Biomed, a business segment which was previously reported in ‘Others’, became a part of the HealthScience segment. Similarly, during the nine months ended December 31, 2002, certain other business segments previously reported in ‘Others’ were integrated with India and AsiaPac IT Services and Products segment. Segment data for previous periods has been reclassified on a comparable basis.

     In July 2002, the Company acquired Spectramind. The operations of Spectramind are organized as a new business segment named IT Enabled Services. This segment provides BPO services to large global corporations in the US, UK, Australia and other developed markets.

     Financial information for the discontinued ISP division was previously reported in ‘Others’. The segment information presented excludes these results of operations, which are now reported outside of continuing operations.

     Others consist of various business segments that do not meet the requirements individually for a reportable segment as defined in SFAS No. 131. Corporate activities such as treasury, legal and accounting, which do not qualify as operating segments under SFAS No. 131 have been considered as reconciling items.

     Information on reportable segments is as follows:

	Nine months ended December 31, 2001 (Unaudited)

	Global IT Services and		India and AsiaPac IT
	Products		Services and Products		Consumer Care and Lighting		HealthScience

Revenues	Rs.	16,679,988	Rs.	4,583,526	Rs.	2,205,532	Rs.	476,620
Exchange rate fluctuations		204,118		1,506		—		—

Total revenues		16,884,106		4,585,032		2,205,532		476,620
Cost of revenues		(9,263,790)		(3,527,740)		(1,551,000)		(308,319)
Selling, general and administrative expenses		(1,739,244)		(747,114)		(355,733)		(118,465)
Research and development expenses		(109,207)		—		—		—
Amortization of intangible assets		—		—		—		—
Exchange rate fluctuations		—		—		—		—
Others, net		—		(1,500)		1,985		—

Operating income of segment	Rs.	5,771,865	Rs.	308,678	Rs.	300,784	Rs.	49,836

Total assets of segment (3)	Rs.	9,807,589	Rs.	2,889,848	Rs.	1,054,505	Rs.	275,832
Capital employed (3)		7,202,212		792,923		665,455		126,194
Return on capital employed (1), (3)		107%		52%		60%		56%
Accounts receivable		3,345,056		1,082,788		145,241		126,292
Depreciation		728,783		101,411		46,383		4,027

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Nine months ended December 31, 2001 (Unaudited)

	Others (net of
	eliminations)		Reconciling Items (2)		Entity Total

Revenues	Rs.	481,703	Rs.	—	Rs.	24,427,369
Exchange rate fluctuations		—		(205,624)		—

Total revenues		481,703		(205,624)		24,427,369
Cost of revenues		(417,720)		—		(15,068,569)
Selling, general and administrative expenses		(54,587)		(96,776)		(3,111,919)
Research and development expenses		—		—		(109,207)
Amortization of intangible assets		—		(250)		(250)
Exchange rate fluctuations		—		172,692		172,692
Others, net		—		(113,688)		(113,203)

Operating income of segment	Rs.	9,396	Rs.	(243,646)	Rs.	6,196,913

Total assets of segment (3)	Rs.	614,985	Rs.	16,691,386	Rs.	31,334,145
Capital employed (3)		464,315		16,344,524		25,595,623
Return on capital employed (1), (3)		—		—		—
Accounts receivable		187,403		182,463		5,069,243
Depreciation		20,903		31,735		933,242

	Nine months ended December 31, 2002 (Unaudited)

					India and AsiaPac IT
	Global IT Services and Products		IT Enabled Services		Services and Products		Consumer Care and Lighting

Revenues	Rs.	20,406,649	Rs.	950,321	Rs.	5,626,384	Rs.	2,174,734
Exchange rate fluctuations		326,055		11,481		(268)		783

Total revenues		20,732,704		961,802		5,626,116		2,175,517
Cost of revenues		(11,901,000)		(594,130)		(4,448,851)		(1,489,306)
Selling, general and administrative expenses		(2,530,950)		(155,384)		(963,080)		(371,505)
Research and development expenses		(119,779)		—		—		—
Amortization of intangible assets		—		(81,000)		—		—
Exchange rate fluctuations		—		—		—		—
Others, net		3,672		—		49,269		6,004

Operating income of segment	Rs.	6,184,647	Rs.	131,288	Rs.	263,454	Rs.	320,710

Total assets of segment (3)	Rs.	13,196,852	Rs.	4,910,777	Rs.	3,233,843	Rs.	1,031,288
Capital employed (3)		10,236,647		4,581,552		1,107,540		592,631
Return on capital employed (1),(3)		87%		6%		34%		66%
Accounts receivable		4,573,150		229,982		1,396,401		162,213
Depreciation		732,996		90,887		130,045		47,125

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Nine months ended December 31, 2002 (Unaudited)

			Others (net of
	HealthScience		eliminations)		Reconciling Items (2)		Entity Total

Revenues	Rs.	664,219	Rs.	751,573	Rs.	—	Rs.	30,573,880
Exchange rate fluctuations		(244)		—		(337,807)		—

Total revenues		663,975		751,573		(337,807)	Rs.	30,573,880
Cost of revenues		(429,447)		(554,676)		—		(19,417,410)
Selling, general and administrative expenses		(252,814)		(94,973)		(27,091)		(4,395,797)
Research and development expenses		—		—		—		(119,779)
Amortization of intangible assets		(14,170)		—		—		(95,170)
Exchange rate fluctuations		—		—		321,235		321,235
Others, net		4,650		12,746		4,882		81,223

Operating income of segment	Rs.	(27,806)	Rs.	114,670	Rs.	(38,781)	Rs.	6,948,182

Total assets of segment (3)	Rs.	763,465	Rs.	828,698	Rs.	16,416,331	Rs.	40,381,254
Capital employed (3)		405,926		586,718		16,241,776		33,752,790
Return on capital employed (1),(3)		(13%)		—		—		—
Accounts receivable		277,652		224,282		—		6,863,680
Depreciation		7,082		23,000		37,169		1,068,304

(1)	Return on capital employed is computed based on the average of the capital employed at the beginning and at the end of the period.

(2)	Reconciling items include assets of the discontinued ISP division.

(3)	The total assets, capital employed and return on capital employed for the India and AsiaPac IT Services and Products segment excludes the impact of certain acquisition-related goodwill. This goodwill of Rs. 656,240 is reported as a component of reconciling items.

     The Company has four geographic segments: India, the United States, Europe and Rest of the world.

     Revenues from the geographic segments based on domicile of the customer is as follows:

	Nine months ended December 31,

	2001		2002

	(unaudited)		(unaudited)
India	Rs.	7,373,763	Rs.	8,693,309
United States		9,382,923		14,257,272
Europe		6,465,217		6,107,150
Rest of the world		1,205,466		1,516,149

	Rs.	24,427,369	Rs.	30,573,880

29. Fair Value of Financial Instruments

     The fair values of the Company’s current assets and current liabilities approximate their carrying values because of their short-term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months.

Item 2.

Management’s Discussion and Analysis of Financial Conditions and Results of Operations.

Investors are cautioned that this discussion contains forward-looking statements that involve risks and uncertainties. When used in this discussion, the words “anticipate”, “believe”, “estimate”, “intend”, “will” and “expect” and other similar expressions as they relate to the company or its business are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Actual results, performances or achievements could differ materially from those expressed or implied in such forward-looking statements. Factors that could cause or contribute to such differences include those described under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission, as well as the factors discussed in this report. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of their dates. The following discussion and analysis should be read in conjunction with our financial statements included herein and the notes thereto.

Overview

     We are a leading India-based provider of IT services globally. We provide high-end IT solutions to leading companies worldwide and have other profitable businesses in niche markets in India. Our objective is to be a world leader in providing comprehensive IT services by continuing to provide world-class quality services and building on the Wipro brand name. We have five primary business segments, which we operate through independent divisions.

•	Global IT Services and Products. We provide research and development services for hardware and software design to technology and telecommunication companies, software application development, package implementation and system integration services to corporate enterprises. In large system integration projects, we also supply the hardware and software products. These services are marketed and delivered through our Wipro Technologies division.

•	IT Enabled Services. In July 2002, we acquired Spectramind eServices Private Limited (Spectramind). The operations of Spectramind are organized as a new business segment named IT Enabled Services. This segment provides Business Process Outsourcing (BPO) services to large global corporations in the U.S., United Kingdom (U.K.) Australia and other developed markets.

•	India and AsiaPac IT Services and Products. We are a leader in the Indian IT market and focus primarily on meeting all the IT and e-commerce requirements of companies in India and the AsiaPacific region through our Wipro Infotech division.

•	Consumer Care and Lighting. We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market. We have been in the consumer care business since our inception in 1945 and the lighting business since 1992.

•	HealthScience. In April 2002, we established a new business segment named Healthcare and Life Sciences, which we renamed HealthScience in December 2002, to address the IT requirements of the emerging Healthcare and Life Sciences market. The healthcare and life sciences sector clients of the Global IT Services and Products segment were transferred to the newly established HealthScience segment. Our business division, Wipro Biomed, which was earlier included as part of Others, also became a part of the HealthScience segment.

     Our revenue and net income for the three months ended December 31, 2001 and 2002 and nine months ended December 31, 2001 and 2002 are provided below.

	Wipro Limited

	Three months ended				Nine months ended
	December 31,				December 31,

	2001		2002		2001		2002

	(in millions)				(in millions)
Revenue	Rs.	8,602	Rs.	10,871	Rs.	24,427	Rs.	30,574
Cost of revenue		(5,368)		(6,855)		(15,069)		(19,417)
Gross profit		3,234		4,016		9,358		11,157
Gross margins		38%		37%		38%		36%
Operating income		2,173		2,359		6,197		6,948
Income from continuing operations		2,294		2,190		6,271		6,409
Loss from discontinued operations, net of tax benefit		(28)		(9)		(56)		(405)
Net income		2,266		2,181		6,215		6,004
Earnings per share (Continuing operations)
Basic		9.93		9.47		27.13		27.72
Diluted		9.91		9.45		27.10		27.68
Earnings per share (Net income)
Basic		9.81		9.43		26.89		25.97
Diluted		9.79		9.41		26.86		25.93

     We were in the corporate Internet services (ISP) business since 1999 through Wipro Net. For strategic reasons, we decided to concentrate on our core businesses and, as a result, in June 2002, we decided to exit this division and approved a formal plan of disposal. Under the plan, we will sell the customer contracts and the related long-lived assets. Trade receivables relating to the division will be recovered and we will settle all outstanding vendor obligations. We expect to complete the disposal by March 31, 2003.

     Our Corporate ISP business is an asset group and its operations qualify as a component of an entity. We are disposing of our Corporate ISP business, and, as a result, the operations and cash flows of our Corporate ISP business will be eliminated from ongoing operations. We will not have any significant continuing involvement in the operations of that business after the disposal. Thus, the results of operations of our Corporate ISP business are reported in discontinued operations for the current and prior periods in our consolidated financial statements.

Acquisitions

Wipro Spectramind Services Private Limited (Spectramind)

     In July 2002, we acquired a controlling equity interest in Spectramind, a leading IT-enabled service provider in India providing remote processing services to large global corporations in the U.S., U.K., Australia and other developed markets. Consequent to this acquisition, we held 89% of the outstanding equity shares of Spectramind, acquired at a cost of Rs. 4,177 million. Subsequently, we acquired an additional 3% of the outstanding equity shares for Rs. 158 million. The results of operations of Spectramind are consolidated in our financial statements with effect from July 1, 2002.

     In January 2003, we acquired the remaining 8% equity shares held by a minority shareholder for Rs. 265 million. We now own 100% of the outstanding equity shares in Spectramind.

     Additionally, employees of Spectramind have been granted options to purchase equity shares in Spectramind, subject to requirements of vesting. Upon exercise of these options, our equity interest in Spectramind on a fully diluted basis would be 87%.

Wipro Healthcare IT Limited (Wipro Healthcare IT)

     In August 2002, we acquired a 60% equity interest in Wipro Healthcare IT, an India-based company engaged in the development of health care related software, and the technology rights in the business of Wipro Healthcare IT for an aggregate consideration of Rs. 181 million.

     Subsequently, in December 2002, we acquired the balance 40% equity interest in Wipro Healthcare IT for an aggregate consideration of Rs. 97 million.

Global Energy Practice (GEP)

     In December 2002, we acquired the global energy practice of American Management Systems, Inc. for an aggregate consideration of Rs. 1,180 million. GEP has a team of domain experts and IT consultants providing specialized IT services to clients in the energy and utilities sector. This acquisition enhances our ability to deliver end-to-end IT solutions primarily in the areas of design and maintenance of complex billing and settlement systems for energy markets and systems and enterprise application integration services.

     Our revenue and operating income by business segment are provided below for the three months ended December 31, 2001 and 2002 and nine months ended December 31, 2001 and 2002.

	Three months ended		Nine months ended
	December 31,		December 31,

	2001	2002	2001	2002

Revenue:
Global IT Services and Products	70%	69%	69%	68%
IT Enabled Services	—	5	—	3
India and AsiaPac IT Services and Products	17	16	19	18
Consumer Care and Lighting	9	7	9	7
HealthScience	2	2	2	2
Others	2	2	2	3
Reconciling items	—	(1)	(1)	(1)

	100%	100%	100%	100%
Operating Income:
Global IT Services and Products	94%	89%	93%	89%
IT Enabled Services	—	4	—	2
India and AsiaPac IT Services and Products	5	2	5	4
Consumer Care and Lighting	4	4	5	5
HealthScience	1	(1)	1	(1)
Others	—	3	—	2
Reconciling items	(4)	(1)	(4)	(1)

	100%	100%	100%	100%

     The Others category in the table above includes our other lines of business such as Wipro Fluid Power. Corporate activities such as treasury, legal, accounting and human resources which do not qualify as operating segments under SFAS No. 131, have been considered as reconciling items. Reconciling items are net of common costs allocated to other business segments.

Global IT Services and Products

	Three months ended				Nine months ended
	December 31,				December 31,

	2001		2002		2001		2002

	(in millions)				(in millions)
Revenue
Services	Rs.	5,545	Rs.	7,448	Rs.	15,984	Rs.	20,653
Products		493		—		900		80
Total		6,038		7,448		16,884		20,733
Cost of revenue
Services		(2,927)		(4,334)		(8,438)		(11,825)
Products		(468)		—		(826)		(76)
Total		(3,395)		(4,334)		(9,264)		(11,901)
Selling, general and administrative expenses		(561)		(970)		(1,739)		(2,531)
Research and Development expenses		(42)		(42)		(109)		(120)
Others, net		—		4		—		4
Operating Income		2,040		2,106		5,772		6,185
Revenue growth rate over prior period		24%		23%		33%		23%
Operating margin		34%		28%		34%		30%

     Global IT Services and Products revenue from services is derived from technology and software services provided on either a time and materials or fixed-price, fixed-time frame basis. Our business segment revenue includes the impact of exchange rate fluctuations. Revenue from services provided on a time and materials basis is recognized in the period that services are provided and costs incurred. Revenue from fixed-price, fixed-time frame projects is recognized on a percentage of completion basis. Provisions for estimated losses on projects in progress are recorded in the period in which we determine such losses to be probable. To date, a substantial majority of our services revenue has been derived from time and materials projects. For the three months ended December 31, 2002, time and materials projects generated 64% of services revenue of Global IT Services and Products, while fixed-price, fixed-time frame projects generated 36% of services revenue of Global IT Services and Products. The proportion of revenue from fixed-price, fixed-time frame projects may increase. Our operating results could be adversely affected by factors such as cost overruns due to delays, unanticipated costs, and wage inflation.

     Global IT Services and Products revenue from products is derived from the sale of third-party hardware and software products.

     The cost of revenue for services, in Global IT Services and Products, consists primarily of compensation expenses for our IT professionals, data communication expenses, computer maintenance, travel expenses and occupancy expenses associated with services rendered. We recognize these costs as incurred. Selling, general and administrative expenses consist primarily of sales and marketing expenses and allocated corporate overhead expenses associated with management, human resources, corporate marketing, information management systems, quality assurance and finance. The cost of revenues for products, in Global IT Services and Products, consists of the cost for products procured from third party manufacturers.

     The revenue and profits for any period of our services component of our Global IT Services and Products segment are significantly affected by the proportion of work performed at our facilities in India and at client sites overseas and by the utilization rates of our IT professionals. Services performed in India generally yield better profit margins because the higher costs of performing overseas work more than offset the higher rates we charge. For this reason, we seek to move a project as early as possible from overseas locations to our Indian development centers. As of December 31, 2002, 78% of our professionals in the Global IT Services and Products were located in India. For the nine months ended December 31, 2002, 48% of the services component of our Global IT Services and Products revenues were generated from work performed at our facilities in India.

     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 6,006 million, Rs. 7,379 million, Rs. 16,680 million and Rs. 20,407 million for the three months ended December 31, 2001 and 2002 and for the nine months ended December 31, 2001 and 2002, respectively.

IT Enabled Services

	Three months ended		Nine months ended
	December 31,		December 31,

	2002		2002

	(in millions)		(in millions)
Revenue
Services	Rs.	556	Rs.	962
Cost of revenue
Services		(333)		(594)
Selling, general and administrative expenses		(78)		(156)
Amortization of intangibles		(45)		(81)
Operating Income		100		131
Revenue growth rate over prior period		—		—
Operating margin		18%		14%

     In July 2002, we acquired Spectramind. The operations of Spectramind are organized as a new business segment named IT Enabled Services.

     Revenues from IT Enabled Services are derived from both time-based and unit-priced contracts. Revenue is recognized as services are performed under the specific terms of the contracts with our customers. Our business segment revenue includes the impact of exchange rate fluctuations.

     The cost of revenue in our IT Enabled Services segment consists primarily of compensation expenses for our employees engaged in delivery of services to customers, data communication expenses, computer maintenance, travel expenses and occupancy expenses associated with services rendered. We recognize these costs as incurred. Selling, general and administrative expenses consist primarily of sales and marketing expenses and expenses associated with management, human resources, corporate marketing, information management systems, quality assurance and finance.

     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 540 million and Rs. 950 million for the three months and nine months ended December 31, 2002.

India and AsiaPac IT Services and Products

	Three months ended				Nine months ended
	December 31,				December 31,

	2001		2002		2001		2002

	(in millions)				(in millions)
Revenue
Services	Rs.	401	Rs.	564	Rs.	1,380	Rs.	1,585
Products		1,095		1,125		3,205		4,041
Total		1,496		1,689		4,585		5,626
Cost of revenue
Services		(260)		(290)		(904)		(820)
Products		(914)		(1,030)		(2,623)		(3,629)
Total		(1,174)		(1,320)		(3,527)		(4,449)
Selling, general and administrative expenses		(211)		(330)		(747)		(963)
Others, net		—		17		(2)		49
Operating income		111		56		309		263
Revenue growth rate over prior period		(12%)		13%		(22%)		23%
Operating margin		7%		3%		7%		5%

     India and AsiaPac IT Services and Products revenue from services is derived principally from hardware and software support, maintenance and consulting services. Our India and AsiaPac IT Services and Products revenue from products is derived primarily from the sale of computers, networking equipment and related hardware products. Our business segment revenue includes the impact of exchange rate fluctuations. We recognize revenue from services, depending on the contract terms, over the contract period. Revenue on products is recognized on dispatch of the products to the customer; however, where the client is not obligated to pay a portion of the contract price until completion of installation, revenue is recognized only on completion of installation.

     The cost of revenue for services in India and AsiaPac IT Services and Products consists primarily of compensation expenses and replacement parts for our maintenance services. We recognize these costs as incurred. The cost of revenue for products in India and AsiaPac IT Services and Products consists of manufacturing costs for products, including materials, labor and facilities. In addition, a portion of the costs reflects products manufactured by third parties and sold by us. We recognize these costs at the time of sale.

     Selling, general and administrative expenses for our India and AsiaPac IT Services and Products business segment are similar in type to those for our Global IT Services and Products business segment.

     Historically, in India and AsiaPac IT Services and Products, revenue from products has accounted for a substantial majority of revenue and a much smaller portion of operating income of our India and AsiaPac IT Services and Products business segment. Our strategy in the IT market in India and AsiaPacific region is to improve our profitability by focusing on IT services, including systems integration, support services, software and networking solutions, Internet and e-commerce applications.

     In our segment reporting only, management has included the impact of exchange rate fluctuations in revenue. Excluding the impact of exchange rate fluctuations, revenue, as reported in our statements of income, is Rs. 1,491 million, Rs. 1,689 million, Rs. 4,584 million and Rs. 5,626 for the three months ended December 31, 2001 and 2002 and nine months ended December 31, 2001 and 2002, respectively.

Consumer Care and Lighting

	Three months ended				Nine months ended
	December 31,				December 31,

	2001		2002		2001		2002

	(in millions)				(in millions)
Revenue	Rs.	738	Rs.	739	Rs.	2,206	Rs.	2,175
Cost of revenue		(516)		(521)		(1,551)		(1,489)
Selling, general and administrative expenses		(122)		(136)		(356)		(371)
Others, net		—		2		2		6
Operating income		100		84		301		321
Revenue growth rate over prior period		(12%)		—		(7%)		(1%)
Operating margin		14%		11%		14%		15%

     We have been in the Consumer Care business since 1945 and the lighting business since 1992. The Consumer Care business has historically generated surplus cash. Our strategy is to sustain operating margins and continue generating positive operating cash flows. Revenue in this segment may fluctuate as commodity prices change and as we emphasize profitability and cash generation over volume sales.

     We recognize revenue from product sales at the time of shipment. Cost of products consists primarily of raw materials and other manufacturing expenses such as overheads for factories. Selling, general and administrative expenses are similar in type to those for our other business segments.

HealthScience

	Three months ended				Nine months ended
	December 31,				December 31,

	2001		2002		2001		2002

	(in millions)				(in millions)
Revenue
Services	Rs.	59	Rs.	150	Rs.	182	Rs.	319
Products		111		100		295		345
Total		170		250		477		664
Cost of revenue
Services		(36)		(76)		(109)		(170)
Products		(74)		(79)		(199)		(259)
Total		(110)		(155)		(308)		(429)
Selling, general and administrative expenses		(47)		(107)		(119)		(253)
Amortization of intangible		—		(3)		—		(14)
Others, net		—		3		—		4
Operating income		13		(12)		50		(28)
Revenue growth rate over prior period		42%		47%		59%		39%
Operating margin		8%		(5%)		10%		(4%)

     In April 2002, we established a new business segment named HealthScience, to address the IT requirements of the emerging Healthcare and Life Sciences market. Effective July 1, 2002 the healthcare and life sciences sector clients of the Global IT Services and Products segment were transferred to the newly established HealthScience segment. As a result, we have reclassified revenue derived from these clients from Global IT Services and Products, and are now reporting such revenue in our statements for our HealthScience segment. Effective April 1, 2002, our business division, Wipro Biomed, which was earlier included in Others, was also transferred to the HealthScience segment.

     In August 2002, we acquired a 60% equity interest in Wipro Healthcare IT, an India-based company engaged in the development of health care related software, and the technology rights in the business of Wipro Healthcare IT for an aggregate consideration of Rs. 181 million. In December 2002, we acquired the balance 40% equity interest for an aggregate consideration of Rs. 97 million. Revenue for the three months and nine months ended December 31, 2002 include revenues of Rs. 28 million and Rs. 74 million respectively from Wipro Healthcare IT.

     Revenue from services for our HealthScience segment is primarily derived from software services provided on a time and materials basis. Revenue from services that are provided on a time and materials basis is recognized in the period that services are provided and costs incurred.

     Revenue from products include revenues from sale of software licenses by Wipro Healthcare IT and revenues from sale of instruments and reagents for bio-analytical and healthcare segments by Wipro Biomed. Practices for recognition of revenue in Wipro Biomed are similar to our practices for revenue recognition in our India and AsiaPac IT Services and Products business segment.

     Cost of revenues of products include cost of products manufactured by third parties and sold by us, compensation cost of employees engaged in product support and maintenance, occupancy expenses and cost of providing warranty service.

     Cost of revenues for services are similar in type to those in our Global IT Services and Products business segment.

     Selling general and administrative expenses are similar in type to those for our other business segments.

Amortization of Deferred Stock Compensation

     We have amortized deferred stock compensation expenses of Rs. 20 million, Rs. 9 million, Rs. 59 million and Rs. 43 million for the three months ended December 31, 2001 and 2002 and nine months ended December 31, 2001 and 2002, respectively, in connection with equity shares issued to our employees pursuant to our Wipro Equity

Reward Trust. We use the intrinsic value based method of APB Opinion No. 25 and record a deferred stock compensation expense for the difference between the sale price of equity shares and the fair value as determined by quoted market prices of our equity shares on the date of grant. The deferred stock compensation is amortized on a straight-line basis over the vesting period of the equity shares, which ranges from three-and-a-half years to five years.

     The stock compensation charge has been allocated to cost of revenue and selling, general and administrative expenses in line with the nature of the service rendered by the employee who received the benefit. The amortization is:

	Three months ended				Nine months ended
	December 31,				December 31,

	2001		2002		2001		2002

	( in millions)				( in millions)
Cost of revenue	Rs.	8		3	Rs.	22	Rs.	18
Selling, general and administrative expenses		12		6		37		25

Total	Rs.	20	Rs.	9	Rs.	59	Rs.	43

Amortization of Goodwill

     In the three months and nine months ended December 31, 2001, we have amortized certain acquisition related goodwill, relating to India and AsiaPac IT Services and Products segment, of Rs. 42 million and Rs. 130 million respectively. Subsequent to the adoption of SFAS No. 142 from April 1, 2002, goodwill is not amortized but will be tested for impairment at least annually. Please refer to the discussions on “Business combinations, goodwill and intangible assets” in Note 2 of the Notes to the Unaudited Consolidated Financial Statements about the impact of our adoption of SFAS 141 and SFAS 142 on amortization of goodwill.

Amortization of Intangible Assets

     Intangible assets acquired as part of our acquisitions are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period. We have amortized intangible assets of Rs. 48 million and Rs. 95 million for the three months and nine months ended December 31, 2002.

Foreign Exchange Gains, net

     Exchange rate fluctuation consists of the difference between the rate of exchange at which a transaction is recorded and the rate of exchange on the date the transaction is settled, and the gains and losses on revaluation of foreign currency assets and liabilities outstanding at the end of a period.

Others, net

     Others, net, includes net gains on the sale of property, plant, equipment, and other operating income.

Other Income, net

     Our other income includes interest income on short-term investments, net of interest expense on short term and long-term debt and realized gains/losses on the sale of investment securities.

Equity in Earnings/Losses of Affiliates

     Wipro GE Medical Systems Ltd. (Wipro GE). We hold a 49% equity interest in Wipro GE Medical Systems Limited, a venture where General Electric, USA holds the balance 51%.

     WeP Peripherals Ltd. (WeP). We hold a 39.7% equity interest in WeP Peripherals Ltd.

Income Taxes

     Our net income earned from providing services in client premises outside India is subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to tax in India.

     Currently, we benefit from tax holidays the Government of India gives to the export of information technology services from specially designated “Software Technology Parks” in India. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities.

     These tax incentives currently include a 10-year tax holiday from payment of Indian corporate income taxes for the operation of our Indian facilities, all of which are “Export Oriented Undertakings” or located in “Software Technology Parks” or “Export Processing Zones;” and an income tax deduction of 100% for profits derived from exporting information technology services. We can use either of these two tax incentives. As a result of these two tax incentives, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. For the nine months ended December 31, 2001 and 2002, without accounting for the double taxation treaty set-offs, our tax benefits were Rs. 2,116 million and Rs. 2,161 million, respectively, from such tax incentives.

     The Finance Act, 2000 phases out the 10-year tax holiday over a ten year period from fiscal 2000 through fiscal 2009. Accordingly, facilities set up on or before March 31, 2000, have a 10-year tax holiday, new facilities set up on or before March 31, 2001, have a 9-year tax holiday and so forth until March 31, 2009, after which the tax holiday will no longer be available to new facilities. Our current tax holidays expire in stages by 2009.

     The Finance Act, 2000 also restricts the scope of the tax exemption to export income earned by software development centers that are “Export Oriented Undertakings” or located in “Software Technology Parks” or “Export Processing Zones” as compared to the earlier exemption which was available to business profits earned by them. For companies opting for the 100% tax deduction for profits derived from exporting information technology services, the Finance Act, 2000 phases out the income tax deduction over the next five years beginning on April 1, 2000. Additionally, the Finance Act, 2002 has subjected ten percent of all income derived from services located in “ Software Technology Parks” to income tax for a one-year period ending March 31, 2003.

Results of Operations

     Three months ended December 31, 2001 and 2002

     Revenue. Our total revenue increased by 26% from Rs. 8,602 million for the three months ended December 31, 2001 to Rs. 10,871 million for the three months ended December 31, 2002. Revenues from IT Enabled Services, which are included in our total revenues from July 2002, has contributed to a 6% increase in our total revenues. Revenue growth of 20% was driven primarily by a 23%, 13%, 47% and 38% increase in revenue from Global IT Services and Products, India and AsiaPac IT Services and Products, HealthScience and Others, respectively. Revenues from Consumer Care and Lighting remained flat as compared to the three months ended December 31, 2001. Revenue for the three months ended December 31, 2002 include revenues of Rs. 28 million from Wipro Healthcare IT, the business we acquired in August 2002.

     Global IT Services and Products revenue increased by 23% from Rs. 6,006 million for the three months ended December 31, 2001 to Rs. 7,379 million for the three months ended December 31, 2002. Revenue from enterprise services increased by 52%. This was primarily driven by increased revenues we received from services provided to financial services, retail and utility companies. Revenue from technology services decreased by 11%. This decline was primarily due to a 54% decline in revenues from our Telecom and Internet service provider division, reflecting the softness in demand from telecommunications equipment manufacturers. This was partially offset by a 17% increase in revenue from services provided in the areas of design and development of embedded software solutions to consumer electronics, automotive and computer hardware manufacturing companies.

     We added 24 new clients during the three months ended December 31, 2002. New clients added during the nine months ended December 31, 2002 accounted for over 11% of our total Global IT Services and Products revenue. The total number of clients that individually accounted for over $1 million run rate in revenues increased from 85 in the three months ended December 31, 2001 to 99 in the three months ended December 31, 2002.

     Revenue from IT Enabled Services are included in our total revenues from July 2002. For the three months ended December 31, 2002 revenue from IT Enabled services was Rs. 540 million.

     India and AsiaPac IT Services and Products revenue increased by 13% from Rs. 1,491 million for the three months ended December 31, 2001 to Rs. 1,689 million for the three months ended December 31, 2002. Revenue from products increased by 3% primarily due to a 92% increase in revenue from manufactured products partially offset by a 26% decrease in revenue from traded products. Revenue from services increased by 41% for the three months ended December 31, 2002.

     Consumer Care and Lighting revenues increased marginally from Rs. 738 million for the three months ended December 31, 2001 to Rs. 739 million for the three months ended December 31, 2002.

     HealthScience revenues increased by 47% from Rs. 170 million for the three months ended December 31, 2001 to Rs. 250 million for the three months ended December 31, 2002. Revenue from services increased by 154% from Rs. 59 million for the three months ended December 31, 2001 to Rs. 150 million for the three months ended December 31, 2002. This increase was primarily due to increase in the size and scope of services delivered to our clients in the HealthScience segment. Revenue from services for the three months ended December 31, 2002 include revenues of Rs. 9 million from Wipro Healthcare IT, the business which we acquired in August 2002. Revenue from products decreased by 10% from Rs. 111 million for the three months ended December 31, 2001 to Rs. 100 million for the three months ended December 31, 2002. Revenue from products for the three months ended December 31, 2002 include revenues of Rs. 19 million from Wipro Healthcare IT , the business which we acquired in August 2002.

     Revenue from Others increased by 38%, from Rs. 198 million for the three months ended December 31, 2001 to Rs. 274 million for the three months ended December 31, 2002. This was primarily due to a 25% increase in the revenues from the sale of hydraulic cylinders and tipping gear systems in the Wipro Fluid Power business.

     Cost of Revenue. As a percentage of total revenue, cost of revenue increased to 63% for the three months ended December 31, 2002 from 62% for the three months ended December 31, 2001. Cost of revenue of products of India and AsiaPac IT Services and Products increased from 84% of products revenue for the three months ended December 31, 2001 to 92% of products revenue for the three months ended December 31, 2002. Cost of revenue of services of Global IT Services and Products increased from 53% of services revenues for the three months ended December 31, 2001 to 59% of services revenues for the three months ended December 31, 2002.

     As a percentage of Global IT Services and Products revenue, cost of revenue for the services component increased by 6% from 53% in the three months ended December 31, 2001 to 59% in the three months ended December 31, 2002. This increase is primarily due to a 9% decrease in our offshore billing rates and a 8% decrease in our onsite billing rates and increase in compensation for offshore employees as part of annual compensation review in June 2002. This is partially offset by a 6% increase in IT professional utilization rates from 67% in three months ended December 31, 2001 to 73% in three months ended December 31, 2002.

     As a percentage of Global IT Services and Products revenue, cost of revenue for the products component in the three months ended December 31, 2001 was 95% there was no product revenue in the three months ended December 31, 2002.

     As a percentage of IT Enabled Services revenue, cost of revenue is 62% for the three months ended December 31, 2002.

     As a percentage of India and AsiaPac IT Services and Products revenue, cost of revenue for the products component increased by 8% from 84% for the three months ended December 31, 2001 to 92% for the three months ended December 31, 2002. This was primarily due to a 4% decline in gross margins of traded products, partially offset by a 6% increase in gross margins of manufactured products.

     As a percentage of India and AsiaPac IT Services and Products revenue, cost of revenue for the services component declined by 14% from 65% for the three months ended December 31, 2001 to 51% for the three months ended December 31, 2002. This decrease was primarily due to an increase in the proportion of revenues from higher margin services.

     As a percentage of Consumer Care and Lighting revenue, cost of Consumer Care and Lighting revenue increased marginally by 1% from 70% for the three months ended December 31, 2001 to 71% for the three months ended December 31, 2002.

     As a percentage of HealthScience revenue, cost of revenue for the products component increased by 13% from 67% for the three months ended December 31, 2001 to 80% for the three months ended December 31, 2002. This increase was primarily due to a decline in gross margins and increase in proportion of revenues from lower margin products. Cost of revenue for the three months ended December 31, 2002 include cost of revenues of Rs. 16 million from Wipro Healthcare IT , the business which we acquired in August 2002.

     As a percentage of HealthScience revenue, cost of revenue for the services component declined by 12% from 63% for the three months ended December 31, 2001 to 51% for the three months ended December 31, 2002. The decline was primarily due to increased IT professional utilization rates, which was partially offset by an increase in compensation for offshore employees as part of our annual compensation review in June 2002.

     As a percentage of revenues, cost of revenues from Others decreased by 18% from 87% for the three months ended December 31, 2001 to 69% for the three months ended December 31, 2002. A portion of costs in our Fluid Power business, which is included as part of Others, is fixed in nature, and does not increase in proportion to the increase in revenues.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased by 69% from Rs. 985 million for the three months ended December 31, 2001, to Rs. 1,661 million for the three months ended December 31, 2002. The total increase in selling, general and administrative expenses of Rs. 676 million was attributable to an increase of Rs. 409 million in Global IT Services and Products, Rs. 118 million in India and AsiaPac IT Services and Products, Rs. 60 million in HealthScience, Rs. 14 million in Consumer Care and Lighting, and a decrease of Rs. 3 million in Others. Selling, general and administrative expenses of IT Enabled Services and Wipro Healthcare IT, which are included in our selling, general and administrative expenses from July 2002 and August 2002 respectively, were Rs. 78 million and Rs. 9 million respectively.

     Selling, general and administrative expenses for Global IT Services and Products increased by 73% from Rs. 561 million for the three months ended December 31, 2001 to Rs. 970 million for the three months ended December 31, 2002. The increase is primarily due to an increase in the number of sales and marketing personnel, which increased from 98 in the three months ended December 31, 2001 to 133 in the three months ended December 31, 2002, an increase in compensation costs as part of annual compensation review in June 2002 and an increase in the proportion of local hires, who typically have a higher remuneration package, in our sales and marketing team.

     Selling, general and administrative expenses for India and AsiaPac IT Services and Products increased by 56% from Rs. 211 million for the three months ended December 31, 2001 to Rs. 330 million for the three months ended December 31, 2002. This was primarily due to expenditures relating to establishing sales and marketing offices in the Asia Pacific region, an increase in the number of sales and marketing personnel and an increase in compensation costs as part of our annual compensation review.

     Selling, general and administrative expenses for Consumer Care and Lighting increased by 11% from Rs. 122 million for the three months ended December 31, 2001 to Rs. 136 million for the three months ended December 31, 2002. Most of this increase is primarily due to increase in sales promotion expenses.

     Selling, general and administrative expenses for HealthScience increased by 128% from Rs. 47 million for the three months ended December 31, 2001 to Rs. 107 million for the three months ended December 31, 2002. Most of this increase is primarily due to the costs incurred on establishing the segment, recruitment of sales and marketing personnel and the related increase in compensation costs.

     Selling, general and administrative expenses for Others decreased marginally by 2% from Rs. 43 million for the three months ended December 31, 2001 to Rs. 42 million for the three months ended December 31, 2002.

     Foreign exchange gains, net. Foreign exchange gains, net, increased to Rs. 81 million for the three months ended December 31, 2002 from Rs. 6 million for the three months ended December 31, 2001. A significant portion of our receivables and cash balances are denominated in dollars. The increase in foreign exchange gains, net, is primarily due to increase in the amounts of foreign currency forward contracts and an increase in the amounts of receivables and cash balances denominated in foreign currency.

     Operating Income. As a result of foregoing factors, operating income increased by 9% from Rs. 2,173 million for the three months ended December 31, 2001 to Rs. 2,359 million for the three months ended December 31, 2002. Operating income for three months ended December 31, 2002 includes Rs. 100 million of operating income of IT Enabled Services, which is included in our operating income from July 2002. Operating income of Global IT Services and Products increased by 3% to Rs. 2,106 million. Operating income of India and AsiaPac IT Services and Products and Consumer Care and Lighting decreased by 50% and 16% to Rs. 56 million and Rs. 84 million respectively. Operating losses of HealthScience for the three months ended December 31, 2002 was Rs. 12 million including operating loss of Rs. 4 million of Wipro Healthcare IT, the business we acquired in August 2002. In the three months ended December 31, 2001 Operating income of HealthScience was Rs. 13 million. Operating income of Others increased to Rs. 25 million for the three months ended December 31, 2002 from an operating loss of Rs. 91 million for three months ended December 31, 2001. Operating loss of Others for the three months ended December 31, 2001 includes goodwill amortization charge of Rs. 42 million.

     Other income, net. Other income, net, decreased to Rs. 234 million for the three months ended December 31, 2002 from Rs. 269 million for the three months ended December 31, 2001. The decrease was primarily due to the impact of exchange rate fluctuations on our investments denominated in dollars and lower yield on our total investments. This was partially offset by an increase in the amount of our investments.

     Income taxes. Income taxes increased by 46% from Rs. 231 million for the three months ended December 31, 2001 to Rs. 337 million for the three months ended December 31, 2002. Our effective tax rate increased from 9% in three months ended December 31, 2001 to 13% in three months ended December 31, 2002. The increase in effective tax rate was primarily due to a portion of the earnings of our Global IT Services and Products segment that were previously exempt from taxation, now being subject to taxation, a decrease in the proportion of income from domestic investments being realized in a tax-free manner and an increase in the proportion of income which is subject to foreign taxes.

     Equity in earnings/losses of affiliates. Equity in losses of affiliates for the three months ended December 31, 2002 was Rs. 48 million against equity in earnings of affiliates of Rs. 84 million for the three months ended December 31, 2001. Equity in the earnings of Wipro GE was Rs. 95 million for the three months ended December 31, 2001, which was partially offset by the equity in losses of Netkracker of Rs. 11 million. In the three months ended December 31, 2002 equity in the losses of Wipro GE was Rs. 49 million.

     Income from continuing operations. As a result of the foregoing factors, income from continuing operations decreased by 5% from Rs. 2,294 million for the three months ended December 31, 2001 to Rs. 2,190 million for the three months ended December 31, 2002.

     Discontinued operations. The results of operations of the Corporate ISP division are reported in discontinued operations for the current and prior periods in our consolidated financial statements.

     Nine months ended December 31, 2001 and 2002

     Revenue. Our total revenue increased by 25% from Rs. 24,427 million for the nine months ended December 31, 2001 to Rs. 30,574 million for nine months ended December 31, 2002. Revenues from IT Enabled Services, which are included in our total revenues from July 2002, has contributed to a 4% increase in our total revenues. Revenue growth of 21% was driven primarily by a 23%, 23%, 39% and 56% increase in revenue from Global IT Services and Products, India and AsiaPac IT Services and Products, HealthScience and Others, respectively. Revenues of Consumer Care and Lighting declined by 1% as compared to the nine months ended December 31, 2001.

     Global IT Services and Products revenue increased by 22% from Rs. 16,680 million for the nine months ended December 31, 2001 to Rs. 20,407 million for the nine months ended December 31, 2002. Revenue from enterprise services increased by 35%. The increase in revenue from enterprise services was primarily driven by increased revenues we received from services provided to financial services, retail and utility companies. Revenue from technology services decreased by 11%. This decline was primarily due to a 27% decline in revenues from our Telecom and Internet service provider division, reflecting the softness in demand from telecommunications equipment manufacturers. This was partially offset by a 16% increase in revenue from services provided in the areas of design and development of embedded software solutions to consumer electronics, automotive and computer hardware manufacturing companies.

     We added 76 new clients during the nine months ended December 31, 2002, accounting for 6% of our total Global IT Services and Products revenue for the period. The total number of clients that individually accounted for over $1 million run rate in revenues increased from 79 in the nine months ended December 31, 2001 to 90 in the nine months ended December 31, 2002.

     Revenue from IT Enabled Services are included in our total revenues from July 2002. For the nine months ended December 31, 2002, revenue from IT Enabled Services was Rs. 950 million.

     India and AsiaPac IT Services and Products revenue increased by 23% from Rs.4,584 million for the nine months ended December 31, 2001 to Rs. 5,626 million for the nine months ended December 31, 2002. The 26% increase in revenue from products was primarily due to a 20% increase in revenue from manufactured products and a 30% increase in revenue from traded products. Revenue from services grew by 15% from Rs.1,380 million for the nine months ended December 31, 2001 to Rs. 1,585 million for the nine months ended December 31, 2002.

     Consumer Care and Lighting revenues declined marginally by 1% from Rs. 2,206 million for the nine months ended December 31, 2001 to Rs. 2,175 million for the nine months ended December 31, 2002.

     HealthScience revenues increased by 39% from Rs. 477 million for the nine months ended December 31, 2001 to Rs. 664 million for the nine months ended December 31, 2002. Revenue from services increased by 75% from Rs. 182 million for the nine months ended December 31, 2001 to Rs. 319 million for the nine months ended December 31, 2002. This increase was primarily due to an increase in the size and scope of services delivered to our clients in the HealthScience segment. Revenue from services for the nine months ended December 31, 2002 include revenues of Rs. 9 million from Wipro Healthcare IT, the business we acquired in August 2002. Revenue from products increased by 17% from Rs. 295 million for the nine months ended December 31, 2001 to Rs. 345 million for the nine months ended December 31, 2002. Revenue from products for the nine months ended December 31, 2002 include revenues of Rs. 65 million from Wipro Healthcare IT, the business we acquired in August 2002.

     Revenue from Others increased by 56%, from Rs. 482 million for the nine months ended December 31, 2001 to Rs. 752 million for the nine months ended December 31, 2002. This was primarily due to a 58% increase in the revenues from sale of hydraulic cylinders and tipping gear systems in Wipro Fluid Power business.

     Cost of Revenue. As a percentage of total revenue, cost of revenue increased from 62% for the nine months ended December 31, 2001 to 64% for the nine months ended December 31, 2002. The increase is primarily due to an increase in cost of revenue of products of India and AsiaPac IT Services and Products from 82% of products revenue for the nine months ended December 31, 2001 to 90% of products revenue for the nine months ended December 31, 2002, and also an increase in cost of revenue of services of Global IT Services and Products from 53% of services revenues for the nine months ended December 31, 2001 to 58% of services revenues for the nine months ended December 31, 2002.

     As a percentage of Global IT Services and Products revenue, cost of revenue for the services component increased by 5% from 53% in the nine months ended December 31, 2001 to 58% in the nine months ended December 31, 2002. This increase is primarily due to a 6% decrease in our offshore billing rates and a 7% decrease in our onsite billing rates and an increase in compensation for offshore employees as part of our annual compensation review in June 2002. This is partially offset by a 7% increase in IT professional utilization rates from 67% in nine months ended December 31, 2001 to 74% in nine months ended December 31, 2002.

     As a percentage of Global IT Services and Products revenue, cost of revenue for the products component increased marginally by 3% from 92% in the nine months ended December 31, 2001 to 95% in the nine months ended December 31, 2002.

     As a percentage of IT Enabled Services revenue, cost of revenue is 63% for the nine months ended December 31, 2002.

     As a percentage of India and AsiaPac IT Services and Products revenue, cost of revenue for the products component increased by 8% from 82% for the nine months ended December 31, 2001 to 90% for the nine months ended December 31, 2002. This was primarily due to 5% decline in gross margins of traded products partially offset by a 1% increase in gross margins of manufactured products.

     As a percentage of India and AsiaPac IT Services and Products revenue, cost of revenue for the services component declined by 14% from 66% for the nine months ended December 31, 2001 to 52% for the nine months ended December 31, 2002. This decrease was primarily due to an increase in the proportion of revenues from higher margin services.

     As a percentage of Consumer Care and Lighting revenue, cost of Consumer Care and Lighting revenue decreased by 2% from 70% for the nine months ended December 31, 2001 to 68% for the nine months ended December 31, 2002. Most of this decrease resulted from improvement in operating efficiencies, and an increase in proportion of revenues from higher margin products.

     As a percentage of HealthScience revenue, cost of revenue for the products component increased by 8% from 67% for the nine months ended December 31, 2001 to 75% for the nine months ended December 31, 2002. The decline in gross margins of traded products is partially offset by the higher gross margins in Wipro Healthcare IT, the business we acquired in August 2002.

     As a percentage of HealthScience revenue, cost of revenue for the services component declined by 7% from 60% for the nine months ended December 31, 2001 to 53% for the nine months ended December 31, 2002. The increase was primarily due to increased IT professional utilization rates which was partially offset by an increase in compensation for offshore employees as part of our annual compensation review in June 2002.

     As a percentage of revenues, cost of revenues from Others decreased by 13% from 87% for the nine months ended December 31, 2001 to 74% for the nine months ended December 31, 2002. A portion of costs in our Fluid Power business, which is included as part of Others, is fixed in nature, and does not increase in proportion to the increase in revenues.

     Selling, general and administrative expenses. Selling, general and administrative expenses increased by 41% from Rs.3,112 million for the nine months ended December 31, 2001, to Rs. 4,396 million for the nine months ended December 31, 2002. The total increase in selling, general and administrative expenses of Rs. 1,284 million was attributable to an increase of Rs. 792 million in Global IT Services and Products,

Rs. 216 million in India and AsiaPac IT Services and Products, Rs. 134 million in HealthScience, Rs. 15 million in Consumer Care and Lighting, and a decrease of Rs. 31 million in Others. Selling, general and administrative expenses of IT Enabled Services and Wipro Healthcare IT, which are included in our selling, general and administrative expenses from July 2002 and August 2002 respectively, were Rs. 155 million and Rs. 12 million respectively.

     Selling, general and administrative expenses for Global IT Services and Products increased by 46% from Rs. 1,739 million for the nine months ended December 31, 2001 to Rs. 2,531 million for the nine months ended December 31, 2002. The increase is primarily due to an increase in the number of sales and marketing personnel, which increased from 98 in the nine months ended December 31, 2001 to 133 in the nine months ended December 31, 2002, an increase in compensation costs as part of our annual compensation review in June 2002 and an increase in the proportion of local hires, who typically have a higher remuneration package, in our sales and marketing team.

     Selling, general and administrative expenses for India and AsiaPac IT Services and Products increased by 29% from Rs. 747 million for the nine months ended December 31, 2001 to Rs. 963 million for the nine months ended December 31, 2002. This was primarily due to expenditure incurred on establishing sales and marketing offices in the Asia Pacific region, an increase in the number of sales and marketing personnel and an increase in compensation costs as part of our annual compensation review.

     Selling, general and administrative expenses for Consumer Care and Lighting increased marginally by 4% from Rs. 356 million for the nine months ended December 31, 2001 to Rs. 371 million for the nine months ended December 31, 2002.

     Selling, general and administrative expenses for HealthScience increased by 114% from Rs. 118 million for the nine months ended December 31, 2001 to Rs. 253 million for the nine months ended December 31, 2002. Most of this increase is primarily due to the costs incurred on establishing the segment, recruitment of sales and marketing personnel and the related increase in compensation costs.

     Selling, general and administrative expenses for Others decreased by 19% from Rs. 151 million for the nine months ended December 31, 2001 to Rs. 122 million for the nine months ended December 31, 2002. This decline was primarily due to increase in the amount of common costs allocated to other business units.

     Foreign exchange gains, net. Foreign exchange gains, net, increased to Rs. 321 million for the nine months ended December 31, 2002 from Rs. 173 million for the nine months ended December 31, 2001. This was primarily due to increase in the amounts of receivables and cash balances denominated in dollars. A portion of our receivables and cash balances are also denominated in pound sterling. The Rupee depreciated against the pound sterling by over 12% during the nine months ended December 31, 2002, which was partially offset by a 2% appreciation of rupee against dollar in the nine months ended December 31, 2002.

     Operating income. As a result of foregoing factors, operating income increased by 12% from Rs. 6,197 million for the nine months ended December 31, 2001 to Rs. 6,948 million for the nine months ended December 31, 2002. Operating income for nine months ended December 31, 2002 includes Rs. 131 million of operating income of IT Enabled Services, which is included in our operating income from July 2002. Operating income of Global IT Services and Products and Consumer Care and Lighting increased by 7% each to Rs. 6,185 million and Rs. 321 million, respectively. Operating income of India and AsiaPac IT Services and Products decreased by 15% to Rs. 263 million. Operating losses of HealthScience for the nine months ended December 31, 2002 was Rs. 28 million including operating income of Rs. 18 million of Wipro Healthcare IT, the business we acquired in August 2002. In the nine months ended December 31, 2001 Operating income of HealthScience was Rs. 50 million. Operating income of Others increased to Rs. 76 million for the nine months ended December 31, 2002, from an operating loss of Rs. 235 million for nine months ended December 31, 2001. Operating loss of Others for the nine months ended December 31, 2001 includes goodwill amortization charge of Rs. 130 million.

     Other income, net. Other income, net, remained at Rs. 626 million for the nine months ended December 31, 2002. The impact of exchange rate fluctuations on our investments denominated in dollars and lower yield on our total investments was offset by an increase in the amount of our investments.

     Income taxes. Income taxes increased by 27% from Rs. 691 million for the nine months ended December 31, 2001 to Rs. 877 million for the nine months ended December 31, 2002. Our effective tax rate increased from 10% in nine months ended December 31, 2001 to 12% in nine months ended December 31, 2002. The increase in effective tax rate was primarily due to a portion of the earnings of our Global IT Services and Products segment that were previously exempt from taxation now being subject to taxation, a decrease in the proportion of income from domestic investments being realized in a tax-free manner and an increase in the proportion of income which is subject to foreign taxes.

     Equity in earnings/losses of affiliates. Equity in losses of affiliates for the nine months ended December 31, 2002 was Rs. 259 million against equity in earnings of affiliates of Rs. 139 million for the nine months ended December 31, 2001. Equity in the earnings of Wipro GE was Rs. 200 million for the nine months ended December 31, 2001 which was partially offset by the equity in losses of Netkracker of Rs. 72 million. In the nine months ended December 31, 2002 equity in the losses of Wipro GE was Rs. 261 million. The losses in Wipro GE were primarily due to an increase in input costs and a decline in average selling prices of products.

     Income from continuing operations. As a result of the foregoing factors, income from continuing operations increased by 2% from Rs. 6,271 million for the nine months ended December 31, 2001 to Rs. 6,409 million for the nine months ended December 31, 2002.

     Discontinued operations. The results of operations of the Corporate ISP division are reported in discontinued operations for the current and prior periods in our consolidated financial statements.

Liquidity and Capital Resources

     Our capital requirements relate primarily to financing the growth of our Global IT Services and Products and India and AsiaPac IT Services and Products segments. We have historically financed the majority of our working capital, capital expenditure and other requirements through our operating cash flow, and, to a limited extent, through bank loans.

     Cash flow from operations for the nine months ended December 31, 2001 and 2002 was Rs. 7,766 million and Rs. 6,518 million. For the nine months ended December 31, 2001 and 2002, capital expenditure was Rs. 1,870 million and Rs. 1,555 million. This expenditure was financed primarily through cash generated from our operations.

     As of December 31, 2002, we had total debt of Rs. 152 million comprised of borrowings from a consortium of banks of Rs. 61 million, under a line of credit of Rs. 2,650 million, secured by inventory and accounts receivable, and other borrowings of Rs. 91 million, secured by liens over our property, plant and equipment.

     We expect that our primary financing requirements in the future will be capital expenditures and working capital requirements in connection with growing our business. We believe that cash generated from operations, along with the net proceeds of our initial U.S. public offering in October 2000 of 3,162,500 American Depositary Shares (including the exercise of the underwriter’s overallotment option to purchase 412,500 ADSs) representing 3,162,500 equity shares, will be sufficient to satisfy our currently foreseeable working capital and capital expenditure requirements. However, our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the sectors that we target for our services. In the future, we may require or choose to obtain additional debt or equity financing. We cannot be certain that additional financing, if needed, will be available on favorable terms. We routinely review potential acquisitions.

Trend Information

     Our Global IT Services and Products business segment is subject to fluctuations primarily resulting from factors such as:

•	The effect of seasonal hiring which occurs in the quarter ended December 31;

•	The time required to train and productively use new employees;

•	The proportion of services we perform at client sites;

•	Exchange rate fluctuations; and

•	The size, timing and profitability of new projects.

     Our India and AsiaPac IT Services and Products business segment is also subject to seasonal fluctuations. Our product revenue is driven by capital expenditure budgets and the spending patterns of our clients, who often delay or accelerate purchases in reaction to tax depreciation benefits on capital equipment. As a result, our India and AsiaPac IT Services and products revenues for the quarters ended March 31 and September 30 are typically higher than other quarters of the year. We believe the impact of this fluctuation on our revenues will decrease as the proportion of services revenue increases.

     Our Consumer Care and Lighting business segment is also subject to seasonal fluctuations. Demand for hydrogenated cooking oil is greater during the Indian festival season and has increased revenues from our Consumer Care business for the quarters ended September 30 and December 31. Our revenues in this segment are also subject to commodity price fluctuations. However, in the fifteen quarters ended December 31, 2002, revenues from hydrogenated oil products as a proprotion of total revenues of our Consumer Care business has continued to decline significantly. This decline has been offset by continued increases in revenues from soaps and lighting products.

     Our quarterly revenue, operating income and net income have varied significantly in the past and we expect that they are likely to vary in the future. You should not rely on our quarterly operating results as an indication of future performance. Such quarterly fluctuations may have an impact on the price of our equity shares and ADSs.

     Recent accounting pronouncements: In August 2001, the FASB issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Adoption of SFAS No. 143, will not have a significant impact on the consolidated financial statements of the Company.

     In April 2002, the FASB issued SFAS No.145, Rescission of FASB Statements No.4, 44 and 64, Amendment of FASB Statement No.13, and Technical Corrections. SFAS No.145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No.145 will be adopted beginning January 1, 2003, except for the provisions relating to the amendment of SFAS No.13, which were adopted for transactions occurring subsequent to May 15, 2002. Adoption of SFAS No.145 will not have a material impact on the consolidated financial statements.

     In July 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS No. 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. Adoption of SFAS No. 146 will not have a material impact on the consolidated financial statements.

     In November 2002, the FASB issued FASB Interpretation (FIN) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. FIN No. 45

requires a guarantor to include disclosure of certain obligations, and if applicable, at the inception of the guarantee, recognize a liability for the fair value of certain other obligations undertaken in issuing a guarantee. The recognition requirements are effective for guarantees issued or modified after December 31, 2002. Adoption of FIN No. 45 will not have a material impact on the consolidated financial statements.

     In November 2002, the EITF issued Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables. This issue addresses determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting. EITF Issue No. 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. Alternatively the Company may elect to report the change in accounting as a cumulative-effect adjustment. The Company is evaluating the impact of adoption of EITF Issue No. 00-21 on its consolidated financial statements.

     In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS 148 are applicable for fiscal periods beginning after December 15, 2002. The Company continues to use the intrinsic value based method of APB Opinion No. 25 to account for its employee stock based compensation plans. The disclosure provisions of SFAS 148 have been adopted by the Company for the nine months ended December 31, 2002.

     In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities-an interpretation of Accounting Research Bulletin No. 51. FIN No. 46 is applicable to all variable interest entities created after January 31, 2003. In respect of variable interest entities created before February 1, 2003, FIN No. 46 will be applicable from fiscal periods beginning after June 15, 2003. The Company is evaluating the impact of adoption of FIN No. 46 on its consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

General

     Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables and long-term debt.

     Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market risk arises out of our foreign currency account receivables and our investments in foreign currency denominated securities.

Risk Management Procedures

     We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies which are approved by senior management and our audit committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.

Components of Market Risk

     Our exposure to market risk arises principally from exchange rate risk. Interest rate risk is the other component of our market risk.

     Exchange rate risk. Our exchange rate risk primarily arises from our foreign exchange revenues, receivables and payables, investments in foreign currency denominated securities and foreign currency debt. We evaluate our exchange rate exposure arising from these transactions and enter into foreign currency forward contracts to mitigate such exposure. We have approved risk management policies that require us to hedge a significant portion of our exposure. Current Indian regulations do not permit us to hedge the exposure on foreign currency denominated securities. Our net exchange rate exposure as of December 31, 2001 and 2002, was $ 10.7 million and $ 10.8 million respectively.

     The forward contracts typically mature between one through eleven months. The counter parties for our exchange contracts are banks and we consider the risk of non-performance by the counter parties as non-material. These forward contracts are effective hedges from an economic perspective, however they do not qualify for hedge accounting under SFAS No. 133, as amended. We estimate that changes in exchange rates will not have a material impact on our operating results or cash flow.

     Interest rate risk. Our interest rate risk primarily arises from our long-term debt. We adopt appropriate borrowing strategies to manage our interest rate risk. Additionally, we enter into interest rate swap agreements to hedge interest rate risk.

     A maturity profile as of December 31, 2002 of our debt is set forth below:

     Maturing in year ending December 31:

	(in millions)
2003	Rs.	82
2004		8
2005		1
Thereafter		—

Total	Rs.	91

     As of December 31, 2001, and 2002, we had interest rate swap agreements outstanding in the notional principal amount of $1.6 million and Nil, which represent hedges of interest rate risk on our foreign currency debt. The counter parties for our interest rate agreements are banks, and we consider the risk of non-performance by the counter parties as non-material.

     Based on the maturity profile and composition of our debt portfolio, we estimate that changes in interest rates will not have a material impact on our operating results or cash flows.

     Our temporary resources are generally invested in short-term investments, which generally do not expose us to significant interest rate risk.

     Fair value. The fair value of our market rate risk sensitive instruments closely approximates their carrying value.

Critical accounting policies

     Critical accounting policies are defined as those that in our view are most important to the portrayal of the Company’s financial condition and results and that are most demanding on our calls on judgment. We believe that the accounting policies discussed below are the most critical accounting policies. For a detailed discussion on the application of these and other accounting policies, please refer to note 2 in the Notes to Consolidated Financial Statements.

Revenue Recognition

     We derive our revenues primarily from two sources: (i) product revenue and (ii) service revenue.

Product Revenue

     Product revenue is recognized when there is persuasive evidence of a contract, the product has been delivered, the sales price is fixed or determinable, and collectibility is reasonably assured. The product is considered delivered to the customer once it has been shipped, and title and risk of loss has been transferred. If we are obligated to perform installation services and a portion of the sales consideration is payable only on the completion of installation services, then the entire revenue is deferred and recognized on the completion of the installation services.

     We consider a binding purchase order or a signed contract as persuasive evidence of an arrangement. Persuasive evidence of an arrangement may take different forms depending upon the customary practices of a specific class of customers.

Service Revenue

     Service revenue is recognized when there is persuasive evidence of a contract, the sales price is fixed or determinable, and collectibility is reasonably assured. Time and material service contract revenue is recognized as the services are rendered. Fixed price service contract revenue is recognized using the percentage-of-completion method of accounting. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. We follow this method when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Since the financial reporting of these contracts depends on estimates, which are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes evident. Maintenance revenue is recognized ratably over the term of the agreement. Revenue from customer training, support and other services is recognized as the related services are performed.

     Revenues from IT Enabled Services are derived from both time-based and unit-priced contracts. Revenue is recognized as services are performed under the specific terms of the contracts with the customers.

Revenue Arrangements with Multiple Deliverables

     In revenue arrangements with multiple deliverables we allocate the total revenues to be earned under the arrangement among the various elements based on their relative fair values. We recognize revenues on the delivered products or services only if:

•	The above product or service revenue recognition criteria are met;

•	Undelivered products or services are not essential to the functionality of the delivered products or services;

•	Payment for the delivered product or services is not contingent upon delivery of the remaining products or services; and

•	There is evidence of the fair value for each of the deliverable.

     Assessments regarding impact of the undelivered element on functionality of the delivered element, impact of forfeiture and similar contractual provisions and determination of fair value of each element, would affect the timing of revenue recognition and would impact our results of operation.

     Principles of Consolidation and Application of Equity Method of Accounting

     Our financial statements include the accounts of our controlled affiliates. Our assessment of control considers the existence of substantive participating rights with the minority holders in majority owned affiliates and the, existence of control through contract or other means.

     We consolidate the Wipro Equity Reward Trust (WERT). From December 1999 to December 2000 we did not consolidate Wipro Net Limited, a 55% owned affiliate, as the minority shareholder had substantive participating rights.

     Investments in affiliates, over which we exercise significant influence, but not control, are accounted for by the equity method. In addition to our equity interest, we consider the following to determine the existence of significant influence:

     •     Inter-company transactions, exchange of personnel, sharing of resources and technological dependence;

     •     Board representation;

     •     Unilateral ability to acquire additional equity interest; and

     •     The amount of funding provided by us to the affiliate.

Accounting Estimates

     While preparing financial statements we make estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the date of financial statements and the reported amount of revenues and expenses for the reporting period. Specifically we make estimates of the uncollectability of our accounts receivable by analyzing historical payment patterns, customer concentrations, customer credit-worthiness and current economic trends. If the financial condition of the customers deteriorates, additional allowances may be required.

     Our estimate of liability relating to pending litigation is based on currently available facts and our assessment of the probability of an unfavorable outcome. Considering the uncertainties about the ultimate outcome and the amount of losses, we re-assess our estimates as additional information becomes available. Such revisions in our estimates could materially impact our results of operations and our financial position.

     We provide for inventory obsolescence, excess inventory and inventories with carrying values in excess of realizable values based on our assessment of the future demands, market conditions and our specific inventory management initiatives. If the market conditions and actual demands are less favorable than our estimates, additional inventory write-downs may be required. In all cases inventory is carried at the lower of historical costs or realizable value.

     Accounting for Income taxes

     As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. We are subject to tax assessments in each of these jurisdictions. A tax assessment can involve complex issues, which can only be resolved over extended time periods. Though we have considered all these issues in estimating our income taxes, there could be an unfavorable resolution of such issues that may affect our results of operations.

     We also assess the temporary differences resulting from differential treatment of certain items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recognized in our consolidated financial statements. We assess our deferred tax assets on an ongoing basis by assessing our valuation allowance and adjusting the valuation allowance appropriately. In calculating our valuation allowance we consider the future taxable incomes and the feasibility of tax planning initiatives. If we estimate that the deferred tax asset cannot be realized at the recorded value, a valuation allowance is created with a charge to the statement of income in the period in which such assessment is made.

     Business Combinations, Goodwill and Intangible Assets

     The process of identifying reporting units, identifying intangible assets separate from goodwill, allocating goodwill to reporting units and reviewing goodwill for impairment is complex. We are required to make significant assumptions and subjective estimates. If any of our assumptions or estimates are revised it may impact our results of operations and financial position.

RISK FACTORS

Risks Related to our Company

     Our revenues are difficult to predict because they can fluctuate significantly given the nature of the markets in which we operate. This increases the likelihood that our results could fall below the expectation of market analysts, which could cause the price of our equity shares and ADSs to decline.

     Our revenues historically have fluctuated and may fluctuate in the future depending on a number of factors, including:

•	the size, timing and profitability of significant projects or product orders;

•	the proportion of services we perform at our clients’ sites rather than at our offshore facilities;

•	seasonal changes that affect the change in the mix of services we provide to our clients or in the relative proportion of services and product revenues;

•	seasonal changes that affect purchasing patterns among our consumers of computer peripherals, personal computers, consumer care and other products;

•	the effect of seasonal hiring patterns and the time we require to train and productively utilize our new employees; and

•	currency exchange fluctuations.

     Approximately 60% of our total operating expenses in our Services business of Global IT Services and Products business, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates may cause significant variations in operating results in any particular quarter. We believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Thus, it is possible that in the future some of our quarterly results of operations may be below the expectations of public market analysts and investors, and the market price of our equity shares and ADSs could decline.

     If we do not continue to improve our administrative, operational and financial personnel and systems to manage our growth, the value of our shareholders’ investment may be harmed.

     We have experienced significant growth in our Global IT Services and Products business. We expect our growth to place significant demands on our management and other resources. This will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. Our continued growth will increase the challenges involved in:

•	recruiting and retaining sufficiently skilled technical, marketing and management personnel;

•	providing adequate training and supervision to maintain our high quality standards; and

•	preserving our culture, values and entrepreneurial environment.

     If we are unable to manage our growth effectively, the quality of our services and products may decline, and our ability to attract clients and skilled personnel may be negatively affected. These factors in turn could negatively affect the growth of our Global IT Services and Products business and harm the value of our shareholders’ investment.

     Intense competition in the market for IT services could affect our cost advantages, which could decrease our revenues.

     The market for IT services is highly competitive. Our competitors include software companies, IT companies, large international accounting firms and their consulting affiliates, systems consulting and integration firms, other technology companies and client in-house information services departments, both international and domestic. Many of our competitors have significantly greater financial, technical and marketing resources and generate greater revenue than we do. We cannot be reasonably certain that we will be able to compete successfully against such competitors, or that we will not lose clients to such competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as our ability to attract, motivate and retain skilled employees, the price at which our competitors offer comparable services, and the extent of our competitors’ responsiveness to their clients’ needs.

     Wages in India have historically been lower than wages in the United States and Europe, which has been one of our competitive advantages. Wage increases in India may prevent us from sustaining this competitive advantage and may reduce our profit margins.

     Our wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive. Unless we are able to continue to increase the efficiency and productivity of our employees, wage increases in the long term may reduce our profit margins.

     The recent rapid economic slowdown and terrorist attacks in the United States could delay or reduce the number of new purchase orders we receive and disrupt our operations in the United States, which could affect our financial results and prospects.

     Approximately 63% of our Global IT Services and Products revenues are from the United States. During an economic slowdown our clients may delay or reduce their IT spending significantly, which may in turn lower the demand for our services and affect our financial results. Recent terrorist attacks in the United States have disrupted normal business practices for extended periods of time, reduced business confidence and have generally increased performance pressures on U.S. companies. As a result several clients have delayed purchase orders with us. Continued, or more severe, terrorist attacks in the United States could cause clients in the U.S. to further delay their decisions on IT spending, which could affect our financial results. Although we continue to believe that we have a strong competitive position in the United States, we have increased our efforts to geographically diversify our clients and revenue.

     Our success depends in large part upon our management team and other highly skilled professionals. If we fail to retain and attract these personnel, our business may be unable to grow and our revenues could decline, which may decrease the value of our shareholders’ investment.

     We are highly dependent on the senior members of our management team, including the continued efforts of our Chairman and Managing Director. Our ability to execute project engagements and to obtain new clients depends in large part on our ability to attract, train, motivate and retain highly skilled professionals, especially project managers, software engineers and other senior technical personnel. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects, and to continue to expand our business will be impaired and our revenues could decline. We believe that there is significant competition for professionals with the skills necessary to perform the services we offer. We may not be able to hire and retain enough skilled and experienced employees to replace those who leave. Additionally, we may not be able to re-deploy and retrain our employees to keep pace with continuing changes in technology, evolving standards and changing client preferences.

     Our Global IT Services and Products service revenues depend to a large extent on a small number of clients, and our revenues could decline if we lose a major client.

     While we currently derive, and believe we will continue to derive, a significant portion of our Global IT Services and Products service revenues from a limited number of corporate clients we continue to reduce our dependence on any revenues from service rendered to any one client. The loss of a major client or a significant reduction in the service performed for a major client could result in a reduction of our revenues. Lattice group our largest client for the three months ended December 31, 2001 and Transco our largest client in the three months ended December 31, 2002, accounted for 15% and 9% of our Global IT Services and Products revenues, respectively. For the same periods, our ten largest clients accounted for 46% and 40% of our Global IT Services and Products revenues. The volume of work we perform for specific clients may vary from year to year, particularly since we typically are not the only outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year.

     Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States, which could hamper our growth and cause our revenues to decline.

     If U.S. immigration laws change and make it more difficult for us to obtain H-1B and L-1 visas for our employees, our ability to compete for and provide services to clients in the United States could be impaired. In response to recent terrorist attacks in the United States, the U.S. Immigration and Naturalization Service has increased the level of scrutiny in granting visas to people of South-East Asian origin. This restriction and any other changes in turn could hamper our growth and cause our revenues to decline. Our employees who work on site at client facilities or at our facilities in the United States on temporary and extended assignments typically must obtain visas. As of December 31, 2002, the majority of our personnel in the United States held H-1B visas (726 persons) or L-1 visas (1004 persons). An H-1B visa is a temporary work visa, which allows the employee to remain in the U.S. while he or she remains an employee of the sponsoring firm, and the L-1 visa is an intra-company transfer visa, which only allows the employee to remain in the United States temporarily. Although there is no limit to new L-1 petitions, there is a limit to the aggregate number of new H-1B petitions that the U.S. Immigration and Naturalization Service may approve in any government fiscal year. We may not be able to obtain the H-1B visas necessary to bring critical Indian professionals to the United States on an extended basis during years in which this limit is reached. This limit was reached in March 2000 for the U.S. Government’s fiscal year ended September 30, 2000. While we anticipated that this limit would be reached before the end of the U.S. Government’s fiscal year, and made efforts to plan accordingly, we cannot assure you that we will continue to be able to obtain a sufficient number of H-1B visas on the same time schedule as we have previously, or at all.

     Our costs could increase if the Government of India reduces or withholds tax benefits and other incentives it provides to us.

     Currently, we benefit from certain tax incentives under Indian tax laws. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. These tax incentives currently include a 10-year tax holiday from payment of Indian corporate income taxes for our Global IT Services and Products business operated from specially designated “Software Technology Parks” in India and an income tax deduction of 100% for profits derived from exporting information technology services. As a result, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. For the nine months ended December 31, 2001 and 2002, without accounting for double taxation treaty set-offs, our tax benefits were Rs. 2,116 million, and Rs. 2,161 million, from such tax incentives. We are currently also eligible for exemptions from other taxes, including customs duties. The Finance Act, 2000 phases out the ten year tax holiday over a ten year period from the financial year 1999-2000 to financial year 2008-2009. Our current tax holidays expire in stages by 2009. Additionally, the recently enacted Finance Act, 2002 subjects ten percent of all income derived from services located in “Software Technology Parks” to income tax for the one-year period ending March 31, 2003. For companies opting for the 100% tax deduction for profits derived from exporting information technology services, the Finance Act, 2000 phases out the income tax deduction over the next five years beginning on April 1, 2000. When our tax holiday and income tax deduction exemptions expire or terminate, our costs will increase. Additionally, the government of India could enact similar laws in the future, which could further impair our other tax incentives.

     We focus on high-growth industries, such as networking and communications. Any decrease in demand for technology in such industries may significantly decrease the demand for our services, which may impair our growth and cause our revenues to decline.

     Approximately 38% of our Global IT Services and Products business is derived from clients in high growth industries who use our IT services for networking and communications equipment. The recent rapid economic slowdown in U.S. may adversely affect the growth prospects of these companies. Any significant decrease in the growth of these industries will decrease the demand for our services and could reduce our revenue.

     Our failure to complete fixed-price, fixed-time frame contracts on budget and on time may negatively affect our profitability, which could decrease the value of our shareholders’ investment.

     We offer a portion of our services on a fixed-price, fixed-time frame basis, rather than on a time-and-materials basis. Although we use specified software engineering processes and our past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed- time frame projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to accurately estimate the resources and time required for a project, future rates of wage inflation and currency exchange rates, or if we fail to complete our contractual obligations within the contracted time frame, our profitability may suffer.

     Disruptions in telecommunications could harm our service model, which could result in a reduction of our revenues.

     A significant element of our business strategy is to continue to leverage and expand our software development centers in Bangalore, Chennai, Hyderabad and Pune, India, as well as overseas. We believe that the use of a strategically located network of software development centers will provide us with cost advantages, the ability to attract highly skilled personnel in various regions of the country and the world, the ability to service clients on a regional and global basis, and the ability to provide services to our clients 24 hours a day, seven days a week. Part of our service model is to maintain active voice and data communications between our main offices in Bangalore, our clients’ offices, and our other software development and support facilities. Although we maintain redundancy facilities and satellite communications links, any significant loss in our ability to transmit voice and data through satellite and telephone communications would result in a reduction of our revenues.

     Our international operations subject us to risks inherent in doing business on an international level that could harm our operating results.

     While to date most of our software development facilities are located in India and in the United States, we intend to establish new development facilities, including potentially in Southeast Asia and Europe. We have not yet made substantial contractual commitments to establish any new facilities and we cannot assure you that we will not significantly alter or reduce our proposed expansion plans. Because of our limited experience with facilities outside of India, we are subject to additional risks including, among other things, difficulties in regulating our business globally, export requirements and restrictions, and multiple and possibly overlapping tax structures. Any of these events could harm our future performance.

     We may engage in future acquisitions, investments, strategic partnerships or other ventures that may harm our performance, dilute our shareholders and cause us to incur debt or assume contingent liabilities.

     We have acquired and in the future may acquire or make investments in complementary businesses, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets. We may not identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us or at all. We could have difficulty in assimilating the personnel, operations, technology and software of the acquired company. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses.

     We may be liable to our clients for damages caused by system failures, which could damage our reputation and cause us to lose customers.

     Many of our contracts involve projects that are critical to the operations of our clients’ businesses, and provide benefits that may be difficult to quantify. Any failure in a client’s system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for damages resulting from negligent acts, errors, mistakes or omissions in rendering our services, we cannot be assured that the limitations on liability we provide for in our service contracts will be enforceable in all cases, or that it will otherwise protect us from liability for damages.

     Risks Related to Investments in Indian Companies

     We are incorporated in India, and substantially all of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by political, social and economic developments affecting India, Government of India policies, including taxation and foreign investment policies, government currency exchange control, as well as changes in exchange rates and interest rates.

     Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

     South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir. The potential for such hostilities has recently increased as a result of terrorist attacks in the U.S. and the recent attack on the Indian Parliament has increased tensions between India and Pakistan. Events of this nature in the future could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and on the market for our services.

     Political instability or changes in the government in India could delay the liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our financial results and prospects.

     Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The Government of India has changed five times since 1996. The current Government of India, formed in October 1999, has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments. We cannot assure you that these liberalization policies will continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India’s economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

     Indian law limits our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

     Indian law constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or an acquisition of, an Indian company requires approval from relevant government authorities in India including the Reserve Bank of India. However, the Government of India currently does not require prior approvals for IT companies, subject to certain exceptions. Under any such exception, if the Government of India does not approve the investment or implements a limit on the foreign equity ownership of IT companies, our ability to seek and obtain additional equity investment by foreign investors will be constrained. In addition, these restrictions, if applied to us, may prevent us from entering into a transaction, such as an acquisition by a non-Indian company, which would otherwise be beneficial for our company and the holders of our equity shares and ADSs.

     Indian law imposes foreign investment restrictions that limit a holder’s ability to convert equity shares into ADSs, which may cause our equity shares to trade at a discount or premium to the market price of our ADSs.

     Recently the government of India has permitted two-way fungibility of ADRs, subject however to sectoral caps and certain conditions. Additionally, investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record, and the holder of record will be required to disclose the details of the beneficial owner. Any investor who fails to comply with this requirement may be liable for a fine of up to Rs. 1,000 for each day such failure continues. Such restrictions on foreign ownership of the underlying equity shares may cause our equity shares to trade at a discount or premium to the ADSs.

     Except for limited circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. Since currency exchange controls are in effect in India, the Reserve Bank of India will approve the price at which equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Additionally, except in certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India he or she will have to obtain an additional Reserve Bank of India approval for each transaction. We cannot assure our ADS holders that any required approval from the Reserve Bank of India or any other government agency can be obtained on any terms or at all.

     Our ability to acquire companies organized outside India depends on the approval of the Government of India. Our failure to obtain approval from the Government of India for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our revenues.

     The Ministry of Finance of the Government of India and/or the Reserve Bank of India must approve our acquisition of any company organized outside of India. The Government of India has recently issued a policy statement permitting acquisitions of companies organized outside India with a transaction value:

•	if in cash, effective April 28, 2001 up to 100% of the proceeds from an ADS offering; and

•	if in stock, the greater of $100 million or ten times the acquiring company’s previous fiscal year’s export earnings.

•	in addition, up to U.S. $ 100 million can be invested under the automatic approval route.

     We cannot assure you any required approval from the Reserve Bank of India and/or the Ministry of Finance or any other government agency can be obtained. Our failure to obtain approval from the Government of India for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our revenues.

     The laws of India do not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights. Unauthorized use of our intellectual property may result in development of technology, products or services which compete with our products.

     Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. However, the laws of India do not protect proprietary rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information.

     The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increases, we believe that companies in our industry will face more frequent patent infringement claims. Defending against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our company. Although there are no pending or threatened intellectual property lawsuits against us, if we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop non- infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all.

Item 4.

Controls and Procedures

Evaluation of disclosure controls and procedures.

Based on their evaluation as of a date within 90 days of the filing date of this Quarterly Report on Form 6-K, the Company’s principal executive officer and principal financial officer have concluded that the Company’s disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d — 14(c) under the Securities Exchange Act of 1934 (the “Exchange Act”)) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

Change in internal controls.

     There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation. There were no significant deficiencies or material weaknesses, and therefore there were no corrective actions taken.

PART II – OTHER INFORMATION

Item 1. Legal proceedings

We are not currently a party to any material legal proceedings.

Item 2. Changes in Securities and Use of Proceeds

On October 19, 2000, We completed our initial public offering in the United States, or US IPO, of 3,162,500 American Depositary Shares representing 3,162,500 equity shares, par value Rs. 2 per share (including the exercise of the underwriters’ overallotment option consisting of 412,500 American Depositary Shares representing 412,500 equity shares), at a public offering price of $41.375 per American Depositary Share, pursuant to a registration statement filed on Form F-1 (File No. 333-46278) with the Securities Exchange Commission (the “Registration Statement”). All of the shares registered were sold. The managing underwriters were Morgan Stanley Dean Witter, Credit Suisse First Boston, and Banc of America Securities. Aggregate gross proceeds to Wipro (prior to deduction of underwriting discounts and commissions and expenses of the offering) were $130,848,438. There were no selling stockholders in the US IPO.

We paid underwriting discounts and commissions of $5,888,180. The net proceeds from the offering after underwriting discounts and commissions are estimated to be $124,960,258.

Net proceeds from the offering have been invested in highly liquid money market instruments. In July 2002 we acquired 62% equity interest in Spectramind e-Services Private Limited for a consideration of Rs 3,691 million ($75.82 million) in cash. A portion of the consideration amounting to $ 60.49 million was paid out of net proceeds from the offering. In December 2002, we acquired the global energy practice of American Management Systems for an aggregate consideration of Rs. 1,180 million ($ 24.58 million). A portion of the consideration, amounting to $ 21.46 million, was paid out of the net proceeds form the offering. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or any affiliates

Item 3. Default upon senior securities

          None

Item 4. Submission of matters to a vote of security holders.

          None

Item 5: Other Information

          None

Item 6: Exhibits and reports

     The Exhibit Index attached here to is incorporated by reference to this item.

     EXHIBIT INDEX

Exhibit
Number	Description of Document

*3.1	Articles of Association of Wipro Limited, as amended.
*3.2	Memorandum of Association of Wipro Limited, as amended.
*3.3	Certificate of Incorporation of Wipro Limited, as amended. Form of Deposit Agreement (including as an exhibit, the form of American
*4.1	Depositary Receipt).
*4.2	Wipro’s specimen certificate for equity shares.
19.1	Wipro Quarterly report to the shareholders for the quarter ended December 31, 2002.
99.1	Certification of Chief Executive Officer and Chief Financial Officer.
*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: February 12, 2003	WIPRO LIMITED

By: /s/ Suresh C. Senapaty Suresh C. Senapaty Executive Vice President, Finance

Chief Executive Officer Certification

     I, Azim H. Premji, certify that:

     1.     I have reviewed this quarterly report on Form 6-K of Wipro Limited, hereinafter referred to as the Company, for the nine months ended December 31, 2002;

     2.     Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

     3.     Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this quarterly report;

     4.     The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

     b) evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

     c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5.     The Company’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Company’s auditors and the audit committee of:

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls; and

     6.     The Company’s other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 12, 2003

/s/ Azim H. Premji

Azim H. Premji, Chief Executive Officer

Chief Financial Officer Certification

     I, Suresh C. Senapaty, certify that:

     1.     I have reviewed this quarterly report on Form 6-K of Wipro Limited, hereinafter referred to as the Company, for the nine months ended December 31, 2002;

     2.     Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

     3.     Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this quarterly report;

     4.     The Company’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the Company and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared;

     b) evaluated the effectiveness of the Company’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this quarterly report (the “Evaluation Date”); and

     c) presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

     5.     The Company’s other certifying officers and I have disclosed, based on our most recent evaluation, to the Company’s auditors and the audit committee of:

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls; and

     6.     The Company’s other certifying officers and I have indicated in this quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: February 12, 2003

/s/ Suresh C. Senapaty Suresh C. Senapaty, Chief Financial Officer

EXHIBIT INDEX

Exhibit
Number	Description of Document

*3.1	Articles of Association of Wipro Limited, as amended.
*3.2	Memorandum of Association of Wipro Limited, as amended.
*3.3	Certificate of Incorporation of Wipro Limited, as amended. Form of Deposit Agreement (including as an exhibit, the form of American
*4.1	Depositary Receipt).
*4.2	Wipro’s specimen certificate for equity shares.
19.1	Wipro Quarterly report to the shareholders for the quarter ended December 31, 2002.
99.1	Certification of Chief Executive Officer and Chief Financial Officer.
*	Incorporated by reference to exhibits filed with the Registrant’s Registration Statement on Form F-1 (File No. 333-46278) in the form declared effective September 26, 2000.